SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 1 TO
                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              VEGA-ATLANTIC CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Colorado
         (State or other jurisdiction of incorporation or organization)

                                   84-1304106
                      (I.R.S. Employer Identification No.)


                              4600 South Ulster St.
                                    Suite 240
                                Denver, CO 80237
                      (Address of Principal Executive Offices)

                                 (800) 721-0016
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.00001 PAR VALUE


FORM 10-SB                                             Vega-Atlantic Corporation

                                TABLE OF CONTENTS

PART I                                                                      Page

Glossary

Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis or Plan of Operation. . . . .  17

Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . .  20

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  20

Item 5.  Directors, Executive Officers, Promoters and Control Persons . . .  20

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . .  22

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . .  23

Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . .  24

PART II

Item 1.  Market Price and Dividends on the Registrant's Common.
         Equity and Other Shareholder Matters . . . . . . . . . . . . . . .  29

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  30

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure. . . . . . . . . . . . . . . .  30

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . .  31

Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . .  33

Item 6.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  35


PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . .  35

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . . . . .  35


FORM 10-SB                                             Vega-Atlantic Corporation

                                    GLOSSARY


Chain of Custody:   The complete charge and control of samples from subject
                    exploration site to testing facility by an independent party

Claim staking &
maintenance:        - Claim staking process of locating claims and placing
                    monuments on the claim
                    - Claim maintenance fulfilling the annual requirements to continue to hold claims per the correct regulations

Classic veins/lode: Narrow widths of valuable mineral within barren wall rocks

Core hole:          A hole drilled to provide a sample of rock by means of a
                    diamond impregnated bit which produces a solid cylinder of the rock being cored

Discontinuous ring: In the context used means - semi-continuous outcrops that, if connected, would form a circle

Drill hole geology: The geology of the sub-surface as determined from drill holes

Eruptive Center:    Major volcanic center

Ferrolatite:        A moderately acidic volcanic rock having a high iron
                    content.

Fire assay testing: The process whereby the gold and silver content of a rock is determined by fusion of a measured quantity of crushed rock with a flux composed primarily of lead oxide, sodium carbonate, borax, silica, flour and other chemicals and the precious metals collected in molten lead. The lead button is then oxidized in the furnace to remove the lead leaving a tiny bead of gold and silver, which is parted and weighed

Flux: In fire assay usage, flux denotes a chemical or mix of chemicals added to a charge to promote the fusing of metals

Leach analysis:     Measurement of the concentration of an element within a rock by a chemical leach procedure that is capable of selectively extracting the element in question.

Lode mining claim:  A staked mining location not exceeding 1500 ft X 600 ft where the character of the deposit is veins or lodes of quartz or other rock in place bearing gold, silver, cinnabar, lead, tin, copper, or other valuable deposits


FORM 10-SB                   Vega-Atlantic Corporation              Page 1 of 37

Molten crustal &
mantle derived
materials:          A hybid melt formed by mixing melted crust with basic magma derived from the mantle of the earth

Primary vs
secondary deposits: Primary deposits of valuable minerals are those that formed by relatively deep earth processes; whereas secondary deposits are those formed at or near the earth's surface by the action oxidation, weathering and water

Proven/engineered
ore reserve:        - Proven Reserves can be accurately estimated by
                    establishing the size, shape and mineral content of an ore body by inspection and closely spaced samples, Vega-Atlantic does not yet have reserves
                    - Ore Reserves refer to the tonnage and grade of an economically and legally extractable ore body. Vega-Atlantic does not yet have ore reserves

Quartzite:          A sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction

Rhyolite lava
flows:              A volcanic rock containing greater than/= 65% silica


Tenor: Grade or concentration of a valuable mineral in rock, particularly in reference to gold and silver

Unequilibrated
mineral assemblage: The occurrence of incompatible minerals in the same igneous rock

Vent area:          Location of eruptive activity


Volcanic depression/
caldera: Depression in the earth's surface caused by volcanic explosive activity and subsequent collapse


FORM 10-SB                  Vega-Atlantic Corporation               Page 2 of 37

PART I

     As used in this Registration Statement, the term "Company" refers to Vega-Atlantic Corporation. The term "IGCO" refers to Intergold Corporation, a Nevada corporation. The term "INGC" refers to International Gold Corporation, the wholly owned subsidiary of Intergold Corporation.

Item 1. Description of Business.

Overview

     Vega-Atlantic Corporation was incorporated on January 28, 1987 under the laws of the State of Colorado to engage in the exploration and development of gold and precious metals in the United States.

     The Company's principal executive offices are located at 4600 South Ulster St., Suite 240, Denver, Colorado 80237. Its telephone number is (800)721-0016 and its facsimile number is (800) 713-5349.

     The Company is engaged in the exploration of gold and silver in the United States. The Company owns fifty-one percent (51%) of a future profit sharing interest in profits to be realized from the exploration of 213 unpatented lode mining claims located in Camus County, in south-central Idaho (the "Vega Property"). The Company entered into a joint venture agreement with Geneva Resources, Inc., a Nevada corporation ("Geneva"), pertaining to the joint exploration of gold and silver on the Vega Property (the "Joint Venture Agreement"). In accordance with the provisions of the Joint Venture Agreement, the Company will be conducting work programs on an annual basis involving exploration of the mining claims on the Vega Property in amounts commensurate with those minimum budgeted amounts mutually agreed upon between the Company and Geneva. The Company is responsible solely for contribution of all future capital as is required by the annual budgeted amounts for the further exploration of the Vega Property. Under the terms of the Joint Venture Agreement, Geneva is generally not responsible for payment of any costs or other fiscal obligations associated with the Vega Property.

     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership. See "Item 1. Description of Business - Government Regulation".


FORM 10-SB                  Vega-Atlantic Corporation               Page 3 of 37

     AS OF THE DATE OF THIS REGISTRATION STATEMENT, THE COMPANY IS IN THE EXPLORATORY STAGE AND HAS NOT DISCOVERED ANY RESERVES ON THE VEGA PROPERTY. MOREOVER, THE COMPANY HAS NOT MADE ANY PHYSICAL IMPROVEMENTS NOR CONDUCTED ANY MINING OPERATIONS ON THE VEGA PROPERTY. THE COMPANY IS IN THE EXPLORATION STAGE AND HAS NOT, AS OF THE DATE OF THIS REGISTRATION STATEMENT, GENERATED REVENUES FROM OPERATIONS.

Business Strategy

     The Vega Property is comprised of 213 contiguous unpatented lode mining claims in Camus County, Idaho, comprising approximately 7 square miles. The Vega Property is accessible from Highway 75 by a gravel side road (Thorn Creek Reservoir Road), then turning left at the Y in the road, and travelling approximately 7 miles. All roads to the Vega Property are ungated. This site is approximately 4 miles west of Highway 75 and roughly 38 miles north of Twin Falls, a small city of approximately 28,000 people. The Vega Property is in the same proximity to certain unpatented lode mining claims staked by IGCO's subsidiary, International Gold Corporation ("INGC") (the "Blackhawk Property") that have been the subject of extensive assay and drilling programs conducted by INGC.

     The Company holds possessory title to the unpatented lode mining claims on the Vega Property, which is public land under the jurisdiction of the Shoshone District Office of the Bureau of Land Management ("BLM"). Geneva transferred the 213 unpatented lode mining claims located on the Vega Property Property to the Company via a quit claim on April 5, 1999. All such mining claims are subject to regulation under the Federal Land Policy and Management Act of 1976 (the "Act"), and surface management is vested with the BLM for such mining claims. In general, the effect of the Act provides that such mining claims would be conclusively deemed void and forfeited in the event the Company or Geneva failed to timely pay the Federal annual mining claim maintenance fees for each assessment year. Annual Federal mining claim maintenance fees are approximately $50,000 and annual county fees are approximately $1,000. Pursuant to the terms of the Joint Venture Agreement, the Company is responsible solely for payment of such fees.

     Management of the Company intends to continue its efforts to explore, develop and detail the mineralized zones on the Vega Property, and define its specific metallurgical and recovery methods as required.

Surface Work and Analysis

     The Vega Property lies within the Magic Reservoir eruptive center - a volcanic depression (or caldera) that has been filled with rhyolite lava flows which are dated at between five to six million years before present and known as Moonstone Rhyolite. This eruptive center occupies an area of approximately one hundred square miles. This broad region indicates that rhyolite lavas would have issued from multiple vents given the short distance that viscous rhyolite lava can flow before cooling to an immobile mass. Accordingly, management believes that certain rhyolite vent areas may be the locus for possible mineralization in this volcanic formation.


FORM 10-SB                  Vega-Atlantic Corporation               Page 4 of 37

     Moreover, the Moonstone Rhyolite is similar chemically to Square Mountain Basalt (technically, a ferrolatite), that lies in a discontinuous ring external to the Moonstone Rhyolite. Both the ferrolatite and the Moonstone Rhyolite contain abundant partially digested fragments of crustal rocks (quartzite and granite) that range in size from less than one centimeter up to one meter and, in addition, both rock types are characterized by an unequilibrated mineral assemblage that may have been generated by mixing of molten crustal and mantle-derived materials.

     Mapping. The Company will begin geological survey by an initial mapping of the area for exploration. Such a map will note surface features and the various types of surface rock, as well as estimations of the depth of rock formations and structural features. The Company intends to engage the services of its geologist, who specializes in the mapping field of work. As of the date of this Registration Statement, the Company has not entered into any contractual agreements with the geologist regarding performance of such services. See "Item
1. Description of Business - Employees and Consultants".

     Management currently intends to make preliminary investigations for property exploration on the claimed areas in the following areas:

o  Claims Maintenance
o  Regional Exploration of the Property
o  Metallurgical Process Testing for Gold and Silver Extraction
o  Preliminary Drill Testing
o  Mapping of Surface Geology and Survey

     Management believes that a substantial portion of funding required for preliminary property exploration investigation will be made pursuant to a series of future private placement offerings.

     Initial Stage of Exploration Plan. Exploration of the Vega Property will benefit and gain from the experience of metallurgical work, assay testing and drilling conducted on INGC's mining claims on the Blackhawk Property. The Company is currently addressing possible work programs involving assay testing, drilling, metallurgical recovery, and preliminary financial and economic research and development.

     An assay test is an analysis of rock samples conducted to determine the amount of valuable material they contain. The average assay of an ore deposit, referred to as the tenor or grade of the ore, is ordinarily expressed as a percentage or in units of weight per ton. When ores contain more than one commercially important chemical element, each element is assayed to determine the total value of the ore. Moreover, when the tenor of an ore deposit decreases regularly or irregularly into worthless rock, numerous closely spaced assays may be needed to distinguish ore from undesirable impurities or waste that has no potential value.


FORM 10-SB                  Vega-Atlantic Corporation               Page 5 of 37

     The width of the ore zone may be as important as its tenor and, hence, tenors may be expressed in "percent meters". Although the size, tenor, shape, depth and other geological characteristics of the deposit are important, nongeological factors are also equally important in the economic definition of ore. Nongeological factors include prices, geography, climate, availability of transportation, labor contracts, and governmental policies (especially those dealing with environmental considerations, property rights and taxation). See "Risk Factors" below.

     Management will be addressing the commencement of a drilling program on the Vega Property. If such drilling is warranted, management intends to engage the services of a qualified assay laboratory to carry out fire assay testing and chemical leach analysis of core samples to be derived from such drilling.

     Management of INGC retained AuRIC Metallurgical Laboratories, LLC of Salt Lake City, utah ("AuRIC") to carry out fire assay testing and chemical leach analysis of the core samples derived from drilling on the Blackhawk Property. AuRIC has developed a fire assay procedure that has been validated in a November 30, 1998 report by Dames & Moore ("Dames & Moore") entitled "Verification of Validity of Developed Analytical Procedures - The Blackhawk Project", and a subsequent report dated January 6, 1999 entitled "Determination of Repeatability of the Verified Developed Analytical Procedures For the Blackhawk Project". AuRIC has conducted this fire assay procedure of core samples of holes drilled on the Blackhawk Property. Moreover, Dames & Moore has issued two subsequent reports titled "Reconnaissance Site Visit and Surface Sampling" dated January 21, 1999 and "Verification of Validity of Developed Extraction Methods for the Blackhawk Project" dated April 7, 1999. All of the above mentioned reports produced by Dames & Moore were commissioned by either AuRIC or INGC, and relate to INGC"s Blackhawk Property, and not the Company's Vega Property.

     Through AuRIC, the services of Dames & Moore were engaged by INGC to provide validation audits of each step of the assay process. INGC also engaged Dames & Moore independently to undertake a wide variety of services, including development geology, chain of custody work, assay data management, permit consulting, project control management.

     Dames & Moore is an internationally recognized engineering and consulting firm and has performed over 85,000 projects for companies worldwide. Management believes that they have a broad understanding of mining industry priorities and regulatory concerns. In November of 1998, according to independent testing conducted by Dames & Moore, Dames & Moore validated AuRIC's fire assay and parallel chemical leach procedures as a method to verify the existence of mineralization. The positive outcome of the testing program conducted by Dames & Moore on the Blackhawk Property formed the subject of the November 1998 Dames & Moore independent report, providing verification of mineralization in the actual testing. The Dames and Moore reports described herein refer only to the fire assay testing and chemical leach analysis conducted on the Blackhawk Property.


FORM 10-SB                  Vega-Atlantic Corporation               Page 6 of 37

     On September 27, 1999, however, INGC and Geneva initiated legal proceedings against AuRIC and Dames & Moore by filing a complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The complaint alleges breach of contract of (i) the Agreement of Services dated March 18, 1999 whereby AuRIC agreed to perform certain services, including the development of proprietary technology relating to fire and chemical assay analysis techniques and metallurgical ore extraction procedures developed specially for INGC's Blackhawk Property, and (ii) the Technology License Agreement dated March 17, 1999 whereby AuRIC agreed to supply the proprietary technology to Geneva and grant to Geneva a license to use such technology on claims located on the Blackhawk Property and to further grant to Geneva the right to sub-license the proprietary technology to IGCO. The damages sought are alleged to exceed $10,000,000 and stem from reliance on assays and representations made by AuRIC and upon actions and engineering reports produced by Dames & Moore. The Company named Dames & Moore in the complaint in a declaratory relief cause of action.

     On October 8, 1999, INGC and Geneva filed an amended complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The amended complaint increased detail regarding the alleged breaches of contract and increased causes of action against both AuRIC and Dames & Moore.

     As of the date of this Registration Statement, no such assay testing has been conducted on the Vega Property. The exploration of the Vega Property will, however, benefit and gain from the experience of such metallurgical work, assay testing and drilling conducted to date on INGC's mining claims on the Blackhawk Property. Management is currently addressing its requirement for the provision of such services with independent engineering consultants regarding work programs involving assay testing, drilling, metallurgical recovery and preliminary financial and economic research and development. See "Item 1. Description of Business - Employees and Consultants".

     From inception (January 28, 1987) to March 31, 1999, the Company has spent approximately $2,401,309 (100%) of total operating expenses on research and exploration of the mining claims on the Vega Property, and associated public company management and administrative costs relating thereto. The Company has incurred approximately $50,704 on expenses paid to the BLM and $36,508 for mining claims staking and management costs. From April 1, 1998 to the date of this Registration Statement, the Company has spent approximately $573,182 (60%) of total operating expenses on research and exploration and $300,000 (31%) of total operating expenses on management and administrative costs relating to the exploration of the Vega Property and public company related administration and finance.

     As of the date of this Registration Statement, the Company has not conducted any mining operations on the Vega Property, nor has the Company made any physical improvements on the Vega Property, surface or subsurface.

Estimation of Mineralized Zone.

     The Vega Property is without known reserves, and the proposed program for the Vega Property is exploratory in nature. In the event the Vega Property proves to host gold-silver mineralization, management of the Company will then address preliminary estimates of the mineralized zone. This would include a "second stage", which would quantify the magnitude of the mineralized zone by conducting extensive drilling, assay testing, geostatistical, metallurgical recovery, and financial and economic research and development stages.


FORM 10-SB                  Vega-Atlantic Corporation               Page 7 of 37

     A twelve-month work plan is proposed for the Vega Property with an initial budget of approximately $1,000,000, of which substantially all is subject to financing. Management has designed this budget to fund the project on the Vega Property through preliminary exploration stage. The budget, subject to funding, will cover the following major areas of activity:

o    Claim Maintenance
o    Regional Exploratory Drilling and Assay
o    Preliminary Environmental Study
o    Preliminary Consulting Reports
o    Site Survey and Geological Mapping
o    Preliminary Metallurgical Study
o    Geological Study
o    Administration and Management

     During fiscal years 1987 through 1998, the Company has not generated any revenues from operations. The Company's financial operations and movement into an operating basis are contingent on the successful exploration of the mining claims and the continuing ability to generate capital financing.

Joint Venture Agreement

     The Company owns fifty-one percent (51%) of a future profit sharing interest in profits to be realized from the development of the 213 unpatented lode mining claims on the Vega Property. On March 28, 1998, the Company entered into a joint venture agreement with Geneva pertaining to the joint exploration of gold and silver on the Vega Property (the "Joint Venture Agreement"). Subsequent to the Joint Venture Agreement, Geneva transferred title to the mining claims located on the Vega Property via quitclaim deed to the Company. Under the terms of the Joint Venture Agreement, the Company issued 500,000 shares of its restricted Common Stock to Geneva in exchange for the purchase of a future profit sharing interest in profits. In accordance with the terms of the Joint Venture Agreement, the Company will be conducting work programs involving exploration of the mining claims on the Vega Property in amounts commensurate with the adopted minimum annual budget totals mutually agreed upon between the Company and Geneva. The Company is responsible solely for the payment of such annual obligations and for all project funding. In the event the Company fails to make such annual required contributions, the terms and provisions of the Joint Venture Agreement provide that Geneva may advance such amount on behalf of the Company and deem such advanced amount as a demand loan bearing interest from the date of the advance. Any subsequent failure by the Company to repay such loan upon demand will be considered a default and grant Geneva a lien upon the Company's future profit sharing interest as a security interest. In accordance with the terms of the Joint Venture Agreement, the Company will receive eighty percent (80%) of all net profits realized from the joint venture until its invested capital is repaid, and Geneva will receive twenty percent (20%) of all net profits. After the invested capital of the Company has been repatriated, the Company will then receive fifty-one percent (51%) of the net profits realized from the joint venture and Geneva will retain forty-nine percent (49%) of the net profits realized from the joint venture. Under the terms of the Joint Venture Agreement, Geneva is not responsible for payment of any costs of obligations associated with the Vega Property. See "Item 7. Certain Relationships and Related Transactions".

Costs and Effects of Compliance with Environmental Laws

     At the appropriate point in the exploration process, and the development process if warranted, it is anticipated that a qualified consulting company will be retained to perform environmental studies, reports, required governmental submissions, and provide environmental cost estimates for the future development of the Vega Property in order to ensure that the Company complies with all environmental laws.


FORM 10-SB                  Vega-Atlantic Corporation               Page 8 of 37

     Work contemplated by management to be conducted by a qualified consulting company relating to environmental compliance is "in the permitting function" where certain tasks may be undertaken. "In the permitting function" refers to preliminary investigations by management that would ultimately lead to the achievement of future required permits which includes a "BLM Notice of Operations". The BLM Notice of Operations will be required if the Company's preliminary exploration is worthy of further development. If the Notice of Operations is ultimately required, it would state and define what the Company wants to do on the claimed land site (i.e., pilot plan, mine operation, etc). Stemming from a future possible BLM Notice of Operations would be assessment and achievement of various BLM, NEPA, EPA, state, county, water, discharge requirements and relating permits. If any of these permits are ultimately required, the collection of preliminary environmental data through the Preliminary Environmental Report and subsequent detailed study of environmental data via an Environmental Impact Study will be required to study the effects on land use, water resources, biological resources, cultural resources, hazardous wastes, etc. Thus, the statement that references the permitting function as the ultimate result of work to be done, with the first task being the Preliminary Environmental Report, including the other additional tasks which may be undertaken:

     1. Preliminary Environmental Report, which is applicable to Environmental Impact Statement work, may be required later in the project during permitting under the National Environmental Policy Act. The conditions that will make it necessary for the Company to have a Preliminary Environmental Report prepared include, at a minimum, a definitive interest in the estimated quality and quantity of gold and silver content on the Vega Property determined through drilling, assay, and metallurgical recovery research. As of the date of this Registration Statement, the Company has not entered into any contractual arrangements regarding performance of such services.

     The Preliminary Environmental Report task, should it become necessary, is to collect preliminary environmental data that will be used to help scope the Environmental Impact Statement permitting effort. During this task, a qualified consulting company will collect easily assessable existing environmental data, concentrating on five discipline areas: (i) land uses, (ii) water resources,
(iii) biological resources, e.g., wildlife and plants, (iv) cultural resources, and (v) hazardous waste. Emphasis will be on obtaining data from existing sources, such as Shoshone District BLM, National Wetland Inventory, Idaho GAP (satellite imagery information), Idaho Department of Fish and Games, Idaho State Lands Department, Idaho Natural Heritage Program, Idaho State Historic Preservation Office (SHPO), and other agency sources. Data will be requested to develop an environmental data base for various project uses.

     If and when the requirement becomes applicable, data collection would concentrate on those resources that are expected to help develop information for permitting the first phase of a potential mine:

o    Land Uses
     Land Jurisdiction
     Existing and Planned Land Uses
     Linear Facilities (access, power lines, pipelines, etc.) Special Management areas, such as wilderness study areas, areas of critical environmental concern County Comprehensive Plan Nearby Communities

     Existing aerial photographs would be used to assist in identifying existing land uses and access. The topics below are areas to be studied with the use of aerial photographs:

o    Water Resources
     Perennial and Intermittent Streams
     Springs
     Wetlands
     Groundwater Depth and Initial Characterization

o    Biological Resources
     Wildlife Habitats
     Threatened and Endangered Plant and Animal Species
     Vegetation
     Wetlands and Riparian Zones


FORM 10-SB                  Vega-Atlantic Corporation               Page 9 of 37

     All environmental information would be subsequently mapped, and inventory maps will be produced. The resources would then be assigned permitting or environmental sensitivity. Permitting assignment relates to designated topics that require the Company to take certain actions and/or meet certain conditions in order to qualify to obtain an actual permit pursuant to applicable jurisdictional laws in order to proceed with a possible mining operation. Environmental sensitivity assignment relates to designated topics that require the Company to take action to minimize the impact of possible mining operations, but where no actual permitting jurisdictional laws are applicable.

     As of the date of this Registration Statement, the Company cannot reasonably estimate the costs and effects of compliance with environmental laws due to the preliminary nature of development of the Vega Property. Moreover, the Company does not know if such costs will be material to its business. The Company is currently in compliance with environmental laws for the current state of its exploration of the Vega Property. The Company expects that no costs relating to environmental compliance will be incurred before December 31, 1999 (although such estimate is preliminary and requires verification commensurate with future stages of development of the Vega Property). The Company may be in a position, however, to incur such costs at each stage of exploration. For example, the Company may incur such costs relating to its preliminary drilling program planned for spring of 2000, such as refilling the drill core holes and re-planting of flora in accordance with BLM rules and regulations. Anticipation of the timing of incurring such costs in the future is dependent on the outcome of detailed assay information pertaining to the exploratory drilling program to be conducted in the fall of 1999. Moreover, future costs of compliance with environmental laws are also dependent on the nature and impact of future unknown events and the outcome of development not yet conducted.

Competition

     The Company is aware of direct competition by major and independent mining companies for its planned business of exploration of gold and silver, and assumes that potential long-term competition will develop. Such potential competitors may have more experience and greater technical, financial and marketing resources than the Company to, among others, (i) increase magnitude of mineralized zones; (ii) develop new mining techniques to extract ores from uneconomic rock, and (iii) improve geophysical techniques and geochemical prospecting.

     Moreover, in the event reserves are located on the Vega Property, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of certain methods of production may change. In order to successfully compete with other mining companies, the Company may be required to make substantial expenditures relating to methods (i) establishing proven and probable reserves through drilling, (ii) determining metallurgical processes to extract the ores, and (iii) constructing mining and processing facilities.

Employees and Consultants

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. All services for the Company are provided either by verbal commitment, contract, work orders or letter agreements on an "as needed" basis. Generally, any services provided to the Company pursuant to verbal commitments will be valued at less than $10,000 and include staking, drill hole survey and flagging, geological, obtainment of water for drilling, aerial photograph, volcanist work, core cutting and general labor. The following lists and describes certain services performed for the Company. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     (i) Dr. Michael Mehrtens, the Chief Geologist for the Company, performs general geological consulting services for the Company and invoices the Company through MBM Consultants, Inc.

     (ii) The Company and Geneva Resources, Inc. of Nevada ("Geneva") entered into a technology sub-license agreement dated March 18, 1999 (the "Sub-License Agreement"). Pursuant to the Sub-License Agreement, the Company has acquired from Geneva a sub-license to utilize AuRIC's proprietary fire and chemical assay technology and related precious metals recovery processes to carry out assay testing and chemical leach analysis of core samples to be derived from any subsequent drilling on the Vega Property. Pursuant to the terms of the Sub-License Agreement, the minimum time period for access by the Company to such proprietary information is forty (40) years. Thereafter, so long as the Company continues to operate under the sub-licenses granted to it under the Sub-License Agreement by actively engaging in the use of the precious metals recovery process, the Company will continue to have access to such proprietary information. As of the date of this Registration Statement, Geneva does not perform any services on behalf of the Company other than those duties and obligations set forth in the Sub-License Agreement in the Joint Venture Agreement.


FORM 10-SB                  Vega-Atlantic Corporation              Page 10 of 37

     (iii)The Company entered into a contract dated April 1, 1999 with Investor Communications International, Inc. ("ICI") whereby ICI will perform a wide range of management, administrative, financial, marketing, and public company operational services for a two-year period.

     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

Patents, Licenses, Trademarks, Concessions and Royalty Agreements

     The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business as a whole, other than the Company's Sub-License Agreement with Geneva for technology.

Government Regulation

     General. The Company's business operations in general are subject to substantial governmental regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. The Company must also obtain and comply with local, state and federal permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and regulations governing operations and activities of an exploration, development and mining company or more stringent implementation of such laws are actively considered at all times. See "Risk Factors"

     Mining Claims. The Vega Property is located on federal lands, managed by the Bureau of Land Management (the "BLM"). Title to mineral interests on such land is usually less certain than is the case with privately owned property, and activity on such land is usually subject to more stringent controls than is the case with privately owned property. The following is a description of mining claims on federal land and the requirements established by law which must be met to obtain or keep a valid mining claim.

     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. The possessory rights which represent title under any valid unpatented mining claim do not arise by any instrument of grant from the United States or out of any action by any officer or agency of the federal government or any state government. Instead, the possessory title arises as a matter of law out of the performance by the locator(s) of certain acts in compliance with the requirements of federal and state law. Such possessory title, when validly initiated, endures unless lost through abandonment or through a forfeiture, which may result from failure to comply with filing and recording requirements or a default with respect to performance.

     Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership.


FORM 10-SB                  Vega-Atlantic Corporation              Page 11 of 37

     Lode claims are a class of mining claims. Lode claims relate to a primary ore deposit located within definite boundaries including classic veins or lodes.

     In order to maintain a valid unpatented mining claim, it is necessary to pay BLM and county levies for such claims on an annual basis. Failure to pay such levies for any year may subject the claim to possible title relocation by third parties and argument by the federal government that the claim is invalid.

     In general, in order for a mining claim to be eligible for patent, there must be discovery of a valuable mineral deposit. The general standard for determination of existence of a valuable mineral deposit is whether it is economically viable to mine and extract. If such a discovery has been made, the owners of the claim may institute patent proceedings with respect to the claim in the BLM land office for the state in which the land is located. After the application for patent is filed, it is subject to challenge, protest or contest by the government or third parties on any ground tending to show that the applicant has failed to comply with legal requirements for valid mineral entry or to challenge by adverse claimants. Contests by the government are generally resolved through administrative proceedings; adverse claims by other claimants are usually resolved by judicial proceedings. If the contest or adverse claim is sustained, the application for patent would be denied.

     The Company has acquired the right to explore for minerals on unpatented claims on the Vega Property through its joint venture agreement with Geneva, and until such time as patent applications are filed and granted, the claims may be subject to challenge. The challenge of unpatented mining claims by private individuals or entities or various agencies of the federal government is not uncommon.

Risk Factors Relating to the Business of the Company

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Lack of Substantial Operating History and Revenues. The Company is in the exploratory stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on management's ability to continue financing the research and exploration programs for the Vega Property in order to quantify the magnitude of the mineralized zone and, ultimately, if warranted, the drilling, assay, metallurgical and geostatistical studies to define a commercially viable recovery process. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably.


FORM 10-SB                  Vega-Atlantic Corporation              Page 12 of 37

     Highly Speculative Nature of Mineral Acquisition and Exploration. Exploration for minerals is highly speculative, even when conducted on properties which are believed to contain significant deposits of minerals. Overall, most exploration projects undertaken do not result in the discovery of commercially mineable deposits of ore. The financial success of the Company may depend to a large extent upon the ability of the Company to find third parties to successfully mine the Vega Property. The total amount required in order to develop a mineral deposit and place it into commercial production including, in some cases, the construction and operation of milling or refining facilities is significantly greater than the cost of exploration. It is possible that any reserves discovered by the Company on the Vega Property may not exist in sufficient quantities to justify the expense of development and production.

     Uncertainty of Title to Mining Claims. The Company's unpatented lode mining claims located on the Vega Property are on federal land. It should be understood that there is a degree of uncertainty with respect to the validity of any unpatented mining claim. Title problems could impair the Company's ability to conduct mining activities and potentially negate what might otherwise constitute encouraging results from exploration or prevent the Company from acquiring any interest in minerals discovered as a result of its exploration. See "Government Regulation".

     Dependence on Key Personnel. The Company is in the exploratory stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officer and contractors. Therefore, the loss of the Company's officer/director or any of its contractors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for its officer/director.

     The Company's officer/director may engage in other businesses for his own account. Mr. Atkins will devote such time to the affairs of the Company as he deems necessary.

     Limited Mining Industry Experience. The officer of the Company and the administrative and managing consultant to the Company have limited experience in mining and mineral exploration and analysis. However, such officer and the administrative and managing consultant to the Company have considerable experience in the development, management and finance of start-up companies. Moreover, certain future contractors of the Company will have considerable experience in mining and mineral exploration and analysis upon which the Company will rely upon in the future. See "Item 1. Description of Business - Management's Discussion and Analysis".

     Dependence on Existing Contractual Relations. The Company's success may depend on the continued existence of favorable contractual relations with Geneva. The Company's operations would be materially and adversely affected by the failure of the Company to fulfill its obligations and duties pursuant to the terms of the Joint Venture Agreement, which include establishment of the work programs within the annual budgeted amounts and contribution of all future


FORM 10-SB                  Vega-Atlantic Corporation              Page 13 of 37
capital requirements for the further exploration and mining operation costs of the claims on the Vega Property. The Company is responsible solely for payment of these obligations under the Joint Venture Agreement and there is no assurance that the Company will meet and continue to meet such obligations through fiscal year ending March 31, 2000. Moreover, there is no assurance that favorable contractual relations will continue with Geneva and, if so, that they will be in the best interests of the Company.

     Need for Additional Financing. The Company's exploration program will be designed to determine the magnitude of the minerlized zone on the Vega Property. If mineralization does exist in commercially mineable quantities and in the form and manner anticipated by management of the Company, substantial additional financing may be needed to fund further evaluation work and mining processes. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company will attempt to raise such funds from future advances and additional offerings of shares of stock, however, there can be no assurance that the Company will be successful in raising additional capital. If the Company is not successful in obtaining additional funds, the Company may resort to cost-sharing arrangements and could be required to give up a significant portion of its interest in the Vega Property.

     General Conflicts of Interest. The Company's officer/director may engage in other business interests for his own account in which he may devote a certain amount of his attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officer/director in potentially competing business ventures. Such conflicts can be resolved through the exercise by this individual of judgment consistent with his fiduciary duties to the Company. The officer/director of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officer/director of the Company will devote his time to the Company as he deems necessary.

     Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 17,585,000 shares of its Common Stock issued and outstanding. Of the 17,585,000 of the Company's current outstanding shares of Common Stock, 15,830,500 shares are free trading and 1,754,500 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.


FORM 10-SB                  Vega-Atlantic Corporation              Page 14 of 37

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, the price of gold or silver, and other factors.

     Broker-Dealer Sales of the Company's Shares. It is likely that the common shares of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act") until the Company's common shares are quoted on the NASDAQ system operated by the National Association of Securities Dealers, Inc. or listed on a national securities exchange. The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

General Risks of the Mining Industry

     Nature of Mineral Exploration and Development. The business of exploring for and developing mineral deposits is highly speculative and involves greater risks than many other businesses. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedure, or mining. The Company's operations will be subject to all of the operating hazards and risks normally incident to exploring or developing mineral properties, such as encountering unusual or unexpected geologic faults or conditions, periodic interruptions due to inclement weather conditions and environmental constraints. The Company intends to carry liability insurance on an as needed basis covering the Company's activities and properties. However, there can be no assurance that such insurance will protect the Company from significant loss or liability. In the event the Company should sustain an uninsured loss or liability, its ability to operate may be materially adversely affected.


FORM 10-SB                  Vega-Atlantic Corporation              Page 15 of 37

     Governmental Regulation. The Company's business operations in general are subject to substantial government regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. Although the Company intends to fully comply with all such laws, regulations and requirements, failure to do so would have a materially adverse effect on the Company including substantial penalties, fees and expenses, and could result in significant delays in the Company's operations or a potential shutdown of some of the operations. The Company must also obtain and comply with federal, state and local permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and requirements governing operations and activities of exploration, development and mining companies or more stringent implementation of such laws are actively considered from time to time and could have a material adverse impact on the Company. There can be no assurance that future changes in existing law or new legislation will not limit or adversely impact the Company's business operations.

     Environmental Hazards and Controls. Compliance with environmental quality requirements imposed by federal, state and local governmental authorities may necessitate significant expenditures or may delay or interrupt the exploration and development of Vega Property. There can be no assurance that environmental standards imposed by any governmental authority will not be changed or become more stringent, thereby possible materially and adversely affecting the activities of the Company. Failure by the Company to comply with such restrictions could delay or preclude the Company operations which are in violation of such restrictions. Although the Company intends to conduct its operations in an environmentally acceptable manner, the Company could be found liable for damages if its operations result in pollution or other damages. The Company will be required to restore all lands on which its conducts exploration activities to essentially their condition prior to such activities.

     Payment of Taxes and Annual Obligations. The Company may be obligated to pay annual taxes and annual county and BLM fees on the Vega Property. Such fixed obligations must be met by the Company or the Company will lose its interests in such mining claims. The Company may need additional revenues from operations or financing to meet these obligations or possible forfeiture of claimed lands could result.

     Availability of Water. Water is usually required in all phases of the exploration and development of mineral properties. It is used in certain activities in which the Company is or maybe involved, such as exploratory drilling and testing. The Company anticipates that sufficient water for exploratory purposes will be available from private sources near the Vega Property. However, there can be no assurance that sufficient water will continue to be available or that necessary water rights will be granted by regulatory authorities or obtained from private sources. All water disposal or discharge,


FORM 10-SB                  Vega-Atlantic Corporation              Page 16 of 37
if any, will be subject to regulation pursuant to federal, state and local water quality standards. If sufficient water is not available or if the cost of complying with water quality regulations is too high, large scale exploration and development of the Vega Property may become economically unfeasible and adversely affect the value of such properties.

     Dependence on Precious Metals Mining Industry. The Company's operations may be dependent upon the levels of activity in precious metal exploration and development industries. Such activity levels are affected by trends in the precious metal industry and precious metal prices. Historically, prices for precious metals have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for precious metals, market uncertainty and a variety of political, economic and other factors beyond the control of the Company. The Company cannot predict future price movements with any certainty. Any prolonged reduction in precious metal prices, however, may depress the level of exploration, development and production activity and result in a material adverse affect on the Company's operations.

     Fluctuation in and Regulation of Prices for Precious Metals. If gold or silver are recoverable on the Vega Property, the success of the Company will depend to a degree on the price which may be realized upon the sale of such metals. The prices of gold and silver, as well as other precious metals, have been quite volatile. For example, at the time the United States government began allowing its citizens to hold gold in 1970, the price of gold was $35.00 per Troy ounce. The price has been as high as $875.00 per ounce and as low as $125.00 per ounce since that date. In 1998, the price of gold per ounce by the London afternoon fix ranged from $273.40 to $313.15 per ounce, and averaged $294.09 that year. Among other factors affecting the price of gold are (i) the supply of and demand for gold, (ii) world economic conditions, (iii) the confidence or lack of confidence in various mediums of exchange (including the dollar), and (iv) governmental regulation. Although the price of gold and silver have fluctuated substantially over the years, the costs of exploration and development have also increased. It can be expected that such costs will continue to rise in accordance with inflationary trends, while there is no assurance that gold and silver prices will rise proportionately or remain at current levels.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Results of Operation

For Fiscal Year Ended March 31, 1999 compared with Fiscal Year Ended March 31, 1998

     The Company's net losses for fiscal year ended March 31, 1999 were approximately $1,106,201 compared to a net loss of approximately $712,457 for fiscal year ended March 31, 1998. During both fiscal years ended March 31, 1999 and 1998, respectively, the Company recorded no income.

     During fiscal year ended March 31, 1999, the Company recorded operating expenses of $1,073,097 compared to $712,458 of operating expenses recorded during fiscal year ended March 31, 1998. The increase in operating expenses during fiscal year ended March 31, 1999 was primarily due to the expensing of amounts the Company paid pursuant to the Sub-License Agreement as research and development, and payment of claims maintenance fees.

     Overhead and administration expenses decreased approximately $313,000 during fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998; mining claims staking and management expenses also decreased approximately $11,432. Approximately $300,000 was incurred as overhead and administrative expenses during fiscal year ended March 31, 1999 as compared to $613,000 incurred in the fiscal year ended March 31, 1998.The consulting services and management arrangement with Tri Star commenced on January 1, 1998 and terminated on March 31, 1999.

Quarter Ended June 30, 1999 compared to June 30, 1998

     For the three-month period ended June 30, 1999, the Company recorded a net loss of $273,077 compared to a net loss of $144,028 in the corresponding period of 1998. During the three-month period ended June 30, 1999 and June 30, 1998, the Company recorded no income.

     During the three-month period ended June 30, 1999, the Company recorded operating expenses of $249,523 compared to $139,244 of operating expenses recorded in the same period for 1998. Overhead and administration expenses increased approximately $167,550 in the three-month period ended June 30, 1999 compared to three-month period ended June 30, 1998. This increase resulted primarily from the increasing scale and scope of the overall exploration and business activity. The consulting services and management agreement with ICI commenced on April 1, 1999 and will terminate on September 30, 2000.


FORM 10-SB                  Vega-Atlantic Corporation              Page 17 of 37

Liquidity and Capital Resources

For fiscal year ended March 31, 1999 and 1998

     As of March 31, 1999, the Company's current assets were $404 and its current liabilities were $857,452. As of March 31, 1999, the current liabilities exceeded current assets by $857,048. As of March 31, 1998, the Company's current assets were $1,284 and its current liabilities were $165,472. As of March 31, 1998, the current liabilities exceeded current assets by $164,188.

     The increase in current liabilities in fiscal year ended March 31, 1999 was due primarily to notes payable to AuRIC and Geneva pursuant to the Sub License Agreement and advances in the approximate amount of $197,492 from related parties.

     Stockholders' equity (deficit) decreased from ($164,188) for fiscal year ended March 31, 1998 to ($857,048) for the fiscal year ended March 31, 1999. To provide capital, the Company sold stock in private placement offerings, issued stock in exchange for debts of the Company or received advances from related parties. See "Part II. Item 4. Recent Sales of Unregistered Securities".

Quarter Ended June 30, 1999

     As of the three-month period ended June 30, 1999, the Company's total assets were $1,165. As of the three-month period ended June 30, 1999, the Company's total liabilities were $1,031,290. This increase from fiscal year ended March 31, 1999 is due primarily to an increase in advances received from related parties.

     Stockholders' Equity (deficit) decreased from ($757,048) for fiscal year ended March 31, 1999 to ($1,030,125) for the three-month period ended June 30, 1999.

     Based upon the twelve-month work plan proposed by management for the Vega Property discussed above in "Description of Business - Estimation of Mineralized Zone", it is anticipated that such a work plan would require approximately $1,000,000 of additional financing, designed to fund the work plan through to a pre-feasibility report. Such financing would cover the following major areas in the approximate amounts as follows: $40,000 for land maintenance, $301,400 for exploration of the property, $15,000 for preliminary environmental studies, $150,000 for engineering and consulting studies, and $500,000 in administration and management.

     A significant and estimated commitment for the Company for fiscal year April 1, 1999 through March 31, 2000 pertaining to contractual arrangements and work orders is an amount not greater than $600,000 to ICI. The contractual arrangements between the Company and ICI pertaining to compensation for services rendered are based on a monthly fee by ICI for performance of services rendered on an ongoing basis commensurate with the needs and requirements of the Company for that particular month, including services related to exploration, administrative, public company operations, and maintenance.

     Management believes that no other material commitments for capital expenditures will be incurred by the Company over the next twelve-month period. It is anticipated that any expenditures to be incurred by the Company will be operational, including preliminary drilling and assay, metallurgical research and payment of annual maintenance claims fees to the BLM. Management anticipates that a substantial portion of the initial budget of $1,000,000 for the twelve-month work plan, which includes such expenditures, will be funded pursuant to a series of private placement offerings under Regulation D, Rule 506, and future advancements.


FORM 10-SB                  Vega-Atlantic Corporation              Page 18 of 37

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next three months based on its ability to obtain advances from certain investors and related parties. From the net proceeds received pursuant to the Private Placement Memorandum dated March 17, 1999, management utilized a substantial portion of the funding for (i) management and administration expenses relating to development programs for metallurgical technology and planning for the Vega Property,(ii) general working capital, and (iii) the repayment of advances.

     The Company has been deemed a "going concern" by its independent auditors, Johnson, Holscher & Co., P.C. as noted in the financial statements attached hereto. There is substantial doubt, however, that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future private placement offerings and to obtain advances and minimizing operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment, nor does it expect any significant changes in the number of its employees. Future exploration of the Vega Property will primarily be conducted pursuant to work orders and/or contractual arrangements with the Company's geologist and other assay laboratories. The Company will be primarily dependent upon its contractors for use of equipment necessary for the exploration of gold and silver. Any equipment purchases by the Company will be based on results of preliminary drilling and assay, and other elements of exploration development including logistics, estimated extraction procedures, availability of labor, and price of gold. As of the date of this Registration Statement, the Company has not entered into any such contractual arrangements.

     The Company is in the exploratory stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officers and contractors. Certain future contractors of the Company will have considerable experience in mining and mineral exploration and analysis. For the current level of exploration, the Company's requirements for mining experience are limited to geological work, surface sampling, exploratory drilling, site survey, metallurgical research, geological mapping, and other preliminary exploratory investigation. The Company plans to obtain the services of qualified personnel and contractors to provide the above services. It is the Company's position to utilize independent, professional, industry accredited agents, to the largest extent possible, to provide independent accreditation of exploratory data generated. The Company's management at the current date believes that they have the ability to obtain and provide the appropriate sources of mining experience commensurate with each phase of the exploration to be conducted.

     Certain other officers of the Company have limited experience in the mining industry; however, such officer have considerable experience in the development, management and finance of start-up companies.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at, or after the year 2000. Based on the Company's investigations to date, management does not anticipate that the Company will incur material operating expenses or be required to incur material costs to be year 2000 compliant. Moreover, management believes that the Company's systems are fully year 2000 compliant. There can be no assurance, however, that potential systems interruptions or the cost necessary to update software would not have some effect on the Company's business, results or operations. In addition, in the event that Geneva does not successfully and timely achieve year 2000 compliance, the Company's business or operations may be affected. Management of the Company believes, however, that any such potential systems interruptions or costs incurred to update software will not be material.


FORM 10-SB                  Vega-Atlantic Corporation              Page 19 of 37

Item 3. Description of Property.

     Except as described above, the Company does not own any other real estate or other properties. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties at the current date.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

--------------------------------------------------------------------------------
Title of Class     Name and Address              Amount and Nature      Percent
                   of Beneficial Owner                of Class          of Class
--------------------------------------------------------------------------------

Common Stock (1)   AuRIC Metallurgical Laboratories    1,500,000           8%
                   3260 West Directors Row
                   Salt Lake City, Utah 84104

Common Stock       Rising Sun Capital Corporation      1,000,000           5%
                   5000 Birch Street, Suite 4000
                   Newport Beach, CA 92660

Common Stock       Newport Capital Corporation         1,005,000           5%
                   P.O. Box 120
                   Cockburn Town, Grand Turk
                   Turks & Caicos Islands, BWI

Common Stock       Clip Foundation                     1,030,000           5%
                   P. O. Box 4368
                   Blaine, Washington 98231

Common Stock       Calista Capital Corporation         1,100,000           5%
                   P.O. Box 120
                   Cockburn Town, Grand Turk
                   Turks & Caicos Islands, BWI

Common Stock       All officers and directors                -0-           0%
                   as a group (1 person)

--------------------------------------------------------------------------------
(1) These are restricted shares of Common Stock.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors, executive officers and significant contractors to the Company are as follows:

Name                           Age          Position with the Company
----                           ---          -------------------------

Grant Atkins                    39          Director and the President,
                                            Secretary/Treasurer

Michael Mehrtens, Ph.D.         63          Project Management Consultant

     GRANT ATKINS has been a Director and the President, Secretary/Treasurer of the Company since October 15, 1998. Mr. Atkins has also been a director and the secretary/treasurer of IGCO since September of 1998. For the past five years, Mr. Atkins has been self-employed and had acted as a financial and project coordination consultant to clients in government and private industry. He has extensive multi-industry experience in the fields of finance, administration and business development. Mr. Atkins has provided organization and controller duties to the Company since October of 1998.


FORM 10-SB                  Vega-Atlantic Corporation              Page 20 of 37

     MICHAEL B. MEHRTENS, Ph.D is the Project Management Consultant for the Company. Dr. Mehrtens also serves as Chief Geologist for IGCO and as Project Manager of the Blackhawk Gold Project. He is a Consulting Geologist whose professional experience in the mining industry commenced in Southern Africa in 1957 as a geologist with Anglo American Corporation and later with Rio Tinto Group in the United Kingdom, Canada and the United States. During this twenty-one year period, Dr. Mehrtens gained mining, exploration and management experience with the two largest multinational mining corporations. Between 1974 and 1979, Dr. Mehrtens served as head of U.S. exploration for Rio Algom, a division of Rio Tinto Zinc. Since 1990, Dr. Mehrtens has been president of MBM Consultants, Inc., a firm through which he does consulting work.

     Dr. Mehrtens was also the President and a director of IGCO from October 5, 1997 to September 15, 1998. Dr. Mehrtens was also the President, Secretary, Treasurer, and director to IGCO's wholly owned subsidiary, International Gold Corporation, from July 24, 1997 to September 15, 1998.

     At the present time, no family relationship exists among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


FORM 10-SB                  Vega-Atlantic Corporation              Page 21 of 37

Item 6. Executive Compensation.

     As of the date of this Registration Statement, directors of the Company accrue $500 per month in directors' fees for their roles as directors. Mr. Atkins accrued $6,000 during fiscal year 1998 as compensation for his role as director of the Company. Management anticipates that Dr. Mehrtens, the Company's Project Management Consultant, will engage in an informal consulting arrangement with the Company pursuant to which he will invoice the Company through MBM Consultants, Inc. ("MBM") for consulting services to be performed. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company.

     As of fiscal year ended March 31, 1999, the Company has accrued since inception approximately $28,500 in directors' fees and paid approximately $16,500 to its directors as executive compensation. As of fiscal year ended March 31, 1999, the Company has accrued approximately $613,000 to Tri Star for managerial and administrative services rendered. As of fiscal quarter ended June 30, 1999, the Company has accrued approximately $242,550 to ICI for management and administrative services rendered.

     Pursuant to the consulting services and management agreement with Tri Star, which was dated January 1, 1998 and terminated March 31, 1999, and ICI dated April 1, 1999, respectively, services rendered or to be rendered pursuant to the terms and provisions of the respective agreements are (i) financial, such as business planning, capital and operating budgeting, bookkeeping, financial statement services, auditor liason, banking, record keeping and documentation, database records, (ii) gold and silver exploration management, such as administration of metallurgical development, metallurgical liaison, BLM liaison, engineering company liaison, drilling administration, geologist liaison, mapping, survey and catalogue, geostatistical liason, environmental research, geological reports compilation, (iii) administration, such as legal liaison, corporate minutebook maintenance, and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison.

     Mr. Grant Atkins, as an officer and director of the Company, is reimbursed for any out-of-pocket expenses incurred by him on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements. Mr. Grant Atkins is not a director or officer of either Tri Star or ICI, nor does the Company own of record capital stock of either Tri Star or ICI. Neither Tri Star nor ICI own of record any capital stock of the Company.

Summary Compensation Table

                                               (1)
                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
-----------------            ------  -----   -----    ---   -------  ----  -----

Harold Gooding         1997  $4,500    0       0      0         0     0      0
Pres./Director

Tim Ryan               1997  $4,500    0       0      0         0     0      0
Secy./Director

Steven Anderson        1997  $1,500    0       0      0         0     0      0
Pres./Director         1998  $3,000    0       0      0         0     0      0

Grant Atkins           1998  $3,000    0       0      0         0     0      0
Pres./Director


     (1)  Annual compensation based on fiscal year of April 1st to March 31st.


FORM 10-SB                  Vega-Atlantic Corporation              Page 22 of 37

     The Board of Directors has not adopted any stock option plans.

Item 7. Certain Relationships and Related Transactions.

     On March 28, 1999 the Company and Geneva entered into a joint venture agreement pertaining to the joint exploration of gold and silver on the Vega Property (the "Joint Venture Agreement"). The Joint Venture Agreement was entered into primarily to utilize, maximize and enhance the complementary exploratory technologies of the Company and IGCO. Subsequent to the Joint Venture Agreement, Geneva transferred title to the mining claims located on the Vega Property via quitclaim deed dated April 5, 1999 to the Company. Pursuant to



FORM 10-SB                  Vega-Atlantic Corporation              Page 23 of 37
the terms of the Joint Venture Agreement, the Company issued 500,000 shares of its restricted common stock to Geneva in exchange for the purchase of a fifty-one percent (51%) future profit sharing interest in profits to be realized from the development of the 213 unpatented mining claims on the Vega Property. In accordance with the terms of the Joint Venture Agreement, the Company will be conducting work programs involving exploration of the mining claims on the Vega Property in amounts commensurate with the adopted minimum annual budget totals mutually agreed upon between the Company and Geneva. The Company is responsible solely for the payment of such annual obligations and for all project funding. In the event the Company fails to make such annual required contributions, the terms and provisions of the Joint Venture Agreement provide that Geneva may advance such amount on behalf of the Company and deem such advanced amount as a demand loan bearing interest from the date of the advance. Any subsequent failure by the Company to repay such loan upon demand will be considered a default and grant Geneva a lien upon the Company's future profit sharing interest as a security interest.

     In accordance with the terms of the Joint Venture Agreement, the Company will receive eighty percent (80%) of the net profits realized from the joint venture until its invested capital is repaid, and Geneva will receive twenty percent (20%) of the net profits realized from the joint venture. After the invested capital by the Company has been repatriated, the Company will then receive fifty-one percent (51%) of the net profits realized from the joint venture and Geneva will retain forty-nine percent (49%) of the net profits realized from the joint venture.

     The above described transaction was conducted pursuant to arms-length negotiations and is on terms as fair as those that would have been obtainable from independent third parties. The board of directors of the Company has not adopted or approved any policy regarding future transactions with related third parties.

     The officer/director of the Company is engaged in other businesses, either individually or through partnerships and corporations in which he may have an interest, hold an office or serve on the boards of directors. The director of the Company, Mr. Grant Atkins, has other business interests to which he may devote a major or significant portion of his time. Certain conflicts of interest, therefore, may arise between the Company and its director. Such conflicts can be resolved through the exercise by Mr. Atkins of judgment consistent with his fiduciary duties to the Company. The officer/director of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officer/director will devote his time to the affairs of the Company as he deems necessary.

Item 8. Description of Securities.

     The Company is authorized to issue 500,000,000 shares of $.00001 par value Common Stock and 20,000,000 shares of no par value Preferred Stock.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.


FORM 10-SB                  Vega-Atlantic Corporation              Page 24 of 37

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock, Preferred Stock Dividends, or exercise of Warrants and payment therefore, will be validly issued, fully paid and nonassessable.

Preferred Stock

     Under the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     As of the date of this Registration Statement, a total of 2,000,000 shares of the authorized Preferred Stock have been designated as Series A Cumulative Convertible Preferred Stock; however, no shares of the Series A Cumulative Convertible Preferred Stock have been issued. Additional classes of Preferred Stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and relative rights or qualifications as are determined by resolution of the Board of Directors of the Company.

     Series A Preferred Stock

     The Series A Preferred Stock has been authorized by the Board of Directors of the Company. So long as any Series A Preferred Stock is outstanding, the Company is prohibited from issuing any series of stock having rights senior to the Series A Preferred Stock ("Senior Stock") without the approval of the holders of 66 2/3% of the outstanding Series A Preferred Stock. Additionally, so long as any Series A Preferred Stock is outstanding, the Company may not, without the approval of the holders of at least 50% of the outstanding Series A


FORM 10-SB                  Vega-Atlantic Corporation              Page 25 of 37

Preferred Stock, issue any series of stock ranking on parity with the Series A Preferred Stock ("Parity Stock") as to dividend or liquidation rights, or having a right to vote on matters as to which the Series A Preferred Stock is not entitled to vote, or if the Company's stockholder equity is less than the total liquidation preferences of all outstanding Series A Preferred Stock.

     Dividends. Holders of shares of Series A Preferred Stock will be entitled to receive when, as, and if declared by the Board of Directors out of funds at the time legally available therefore, cash dividends at an annual rate of 20% and no more, payable annually in arrears, commencing January 1, 1999. Dividends will accrue and be cumulative from the date of first issuance of the Series A Preferred Stock and will be payable to holders of record as they appear on the stockbooks of the Company on such record dates as are fixed by the Board of Directors.

     Unless a class or series of Senior Stock or Parity Stock is authorized as described above, the Series A Preferred Stock will be senior as to dividends to any series or class of the Company's stock hereafter issued, and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on the Series A Preferred Stock, the Company may not pay any other dividends. The Series A Preferred Stock will have priority as to dividends over the Common Stock and any series or class of the Company's stock hereafter issued, and no dividend (other than dividends payable solely in Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Series A Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of any Common Stock or other stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series A Preferred Stock; and the Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on any outstanding Parity Stock. Whenever all accrued dividends are not paid in full on the Preferred Stock or any Parity Stock, all dividends declared on the Preferred Stock and any such Parity Stock will be declared or made pro rata so that the amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio amount of dividends declared per share on the Preferred Stock, and any such Parity Stock will bear the same ratio that accrued and unpaid dividends per share on the Preferred Stock and such Parity Stock bear to each other.

     The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360 day year. No interest will be payable in respect of any dividend payment on the Series A Preferred Stock which may be in arrears.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of $.50 per share, plus an amount equal to


FORM 10-SB                  Vega-Atlantic Corporation              Page 26 of 37
any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Series A Preferred Stock. The holders of Preferred Stock and any Parity Stock hereafter issued that rank on a parity as to liquidation rights with the Series A Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series A Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Series A Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series A Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) amend, alter or repeal any provision of the Articles or by Bylaws of the Company so as to adversely affect the relative rights, preferences, qualifications, limitations or restriction of the Series A Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company, or (iii) effect any reclassification of the Series A Preferred Stock.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividends or liquidation and having superior voting rights, or (ii) incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividend or liquidation rights if, immediately following such event, Adjusted Stockholder's Equity is less than the aggregate liquidation preferences of all Series A Preferred Stock and stock ranking senior to or on parity with the Series A Preferred Stock as to liquidation. Adjusted Stockholder's Equity is the Company's stockholder's equity as shown on its most recent balance sheet, increased by (a) any amount of any liability or other reduction in stockholder's equity attributable to the Series A Preferred Stock and each series of stock


FORM 10-SB                  Vega-Atlantic Corporation              Page 27 of 37
senior to or on parity with the Series A Preferred Stock as to liquidation, and
(b) the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholder's equity resulting from certain dispositions of assets since the date of the balance sheet.

     Redemption. The Series A Preferred Stock is redeemable at any time after April 6, 2001 for cash, in whole or in part, at the option of the Company, at $.50 per share plus any accrued and unpaid dividends, whether or not declared.

     If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the board of Directors may determine. There is no mandatory redemption in sinking fund obligation with respect to the Series A Preferred Stock. In the event that the Company has failed to pay accrued dividends on the Series A Preferred Stock, it may not redeem any of the then outstanding shares of the Series A Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividends have been paid in full.

     Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series A Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

     Conversion Rights of Series A Preferred Stock

     Optional Conversion. At any time after the initial issuance of the Series A Preferred Stock and prior to the redemption thereof, the holder of any shares of Series A Preferred Stock will have the right, at the holder's option, to convert any or all such shares into restricted Common Stock on a one for one basis and all accrued and unpaid dividends thereon into shares of Common Stock at a rate of $.50 per share. If the Series A Preferred Stock has been called for redemption, the conversion right will terminate at the close of business on the last business day prior to the date fixed for redemption (unless the Company defaults in the payment of the redemption price). Fractional shares of Common Stock will be rounded to the nearest full share upon conversion.

     In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other properties, then provisions will be made that the holder of such share of Series A Preferred Stock then outstanding will have the right thereafter, during the period such share of


FORM 10-SB                  Vega-Atlantic Corporation              Page 28 of 37

Series A Preferred Stock shall be convertible, to convert such share into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reclassification, consolidation, merger, sale transfer or share exchange.

     Other Provisions. The shares of Series A Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.


PART II

Item 1. Market for Common Equity and Related Stockholder Matters

     The Company's Common Stock is traded only in the United States on the over-the-counter Bulletin Board, under the trading symbol, VGAA.

     The table set forth below presents the range, on a quarterly basis, of high and low closing bid prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.


Common Stock

--------------------------------------------
Quarter Ended          High        Low
--------------------------------------------

Fiscal Year Ended
 March 31, 1998

June 30, 1997         $0.68       $0.15
September 30, 1997    $0.36       $0.12
December 31, 1997     $0.31       $0.12
March 31, 1998        $1.00       $0.12

Fiscal Year Ended
 March 31, 1999

June 30, 1998         $1.00       $0.34
September 30, 1998    $0.36       $0.10
December 31, 1998     $0.19       $0.12
March 31, 1999        $0.16       $0.08

Fiscal Year Ended
 March 31, 2000

June 30, 1999         $0.23       $0.08
September 30, 1999    $0.12       $0.04

--------------------------------------------

     The 17,585,000 shares of Common Stock outstanding as of the date of this Registration Statement were held by approximately 73 holders of record worldwide, including approximately 39 holders of record in the United States.


FORM 10-SB                  Vega-Atlantic Corporation              Page 29 of 37

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the exploration and development of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to Series A Preferred Stock, and other relevant factors.

Transfer Agent

     The transfer agent and registrar for the Common Stock is First American Stock Transfer, 610 East Bell Road, Suite 2-155 PMB, Phoenix, AZ 85022-2393, telephone number (602) 485-1346.

Item 2. Legal Proceedings.

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     The Company's principal independent accountant from inception of the Company (January 28, 1987) to date is Johnson, Holscher & Company, P.C. of 5975 Greenwood Plaza Blvd., Suite 140, Greenwood Village, CO 80111. Since the inception of the Company to date, the Company's principal independent accountant has not resigned or declined to stand for re-election or were dismissed.

     Moreover, the Company's current principal independent accountant has not provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified its opinion as to uncertainty, audit scope or accounting principles.


FORM 10-SB                  Vega-Atlantic Corporation              Page 30 of 37

Item 4. Recent Sales of Unregistered Securities.

     To provide capital, the Company has sold stock in private placement Offerings, issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:

     (i) On May 8, 1995, the Company completed an offering in which it raised $102,000 under Rule 504 of Regulation D pursuant to which it sold 100,000 shares of Common Stock at $1.02 per share. The Company issued shares of Common Stock to nine investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On March 28, 1996, the Company acquired one hundred percent (100%) of the issued and outstanding shares of common stock of Century Manufacturing, Inc. ("CMI") in exchange for $100,000 and the issuance of 1,000,000 shares of the Company's restricted shares of Common Stock. The issuance of the Common Stock herein was made in connection with a contractual arrangement not involving a public offering to a single corporate investor, and is exempt from registration pursuant to
          Section 4(2) of the Securities Act. The certificate representing issuance of such shares of Common Stock to CMI has a legend indicating that the shares of Common Stock cannot be resold without registration under the Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (iii) On March 12, 1997, the Company completed an offering in which it raised $705,000 under Rule 504 of Regulation D pursuant to which it sold 2,255,000 shares of Common Stock at $0.31 per share. The Company issued shares of Common Stock to thirteen investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risks of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (iv) On March 12, 1997, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 200,000 shares of Common Stock at $0.25 per share pursuant to Section 4(2) of the Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 200,000 shares of Common Stock as payment for the approximate $50,000 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.


FORM 10-SB                  Vega-Atlantic Corporation              Page 31 of 37

     (v) On March 26, 1998, the Company completed an offering in which it raised $900,000 under Rule 504 of Regulation D pursuant to which it sold 6,000,000 shares of Common Stock at $0.15 per share. The Company issued shares of Common Stock to 12 investors. Ten of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (vi) On March 18, 1999, the Company entered into a technology sub-license agreement with Geneva whereby the Company issued 1,000,000 shares of its restricted Common Stock to AuRIC Metallurgical Laboratories and a convertible promissory note to Geneva dated March 18, 1999 in the amount of $100,000 that is convertible into 500,000 shares of the Company's restricted Common Stock at the option of Geneva at the rate of $0.20 per share. Pursuant to the terms of the convertible promissory note, Geneva may elect to convert the promissory note after October 15, 1999. There are no conditions that will prevent or trigger the conversion of the promissory note by Geneva into shares of Common Stock nor is there any expiration date. The issuance of the Common Stock described herein was made in connection with the technology sub-license agreement not involving a public offering to corporate investors, and is exempt from registration pursuant to Section 4(2) of the 1933 Securities Act. The certificates representing issuances of such shares of Common Stock by the Company to AuRIC have a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the Common Stock.

     (vii) On March 28, 1999, the Company entered into a joint venture agreement with Geneva whereby the Company issued 500,000 shares of its restricted Common Stock to Geneva. The issuance of the Common Stock described herein was made in connection with a joint venture agreement in profits not involving a public offering to a single corporate investor, and is exempt from registration pursuant to Section 4 (2) of the Securities Act. The certificate representing issuance of such shares of Common Stock to Geneva has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act of in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (viii)On April 7, 1999, the Company completed an offering in which it raised $300,000 under Rule 504 of Regulation D pursuant to which it sold 1,500,000 shares of Common Stock at $.20 per share. The Company issued shares of Common Stock to three investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.


FORM 10-SB                  Vega-Atlantic Corporation              Page 32 of 37

     As of the date of this Registration Statement, the Company has 17,585,000 shares of its Common Stock issued and outstanding. Of the 17,585,000 of the Company's current outstanding shares of Common Stock, 15,830,500 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 17,585,000 of the Company's current outstanding shares of Common Stock, 1,754,500 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no sales of restricted shares of Common Stock have been made.

Item 5. Indemnification of Officers and Directors.

     The Colorado Corporation Code contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Colorado law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its



FORM 10-SB                  Vega-Atlantic Corporation              Page 33 of 37
shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Colorado law generally permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.


FORM 10-SB                  Vega-Atlantic Corporation              Page 34 of 37

Item 6. Financial Statements.

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.



PART III

Item 1 & 2. Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1.   Independent Auditors' Report dated October 7, 1999.
     2.   Balance Sheets for fiscal year ended March 31, 1999 and March 31,
          1997.
     3. Statements of Operation for period from April 1, 1998 to March 31, 1999, period from April 1, 1997 to March 31, 1998, and from inception (January 28, 1987) to March 31, 1999.
     4. Statements of Cash Flow for period from April 1, 1998 to March 31, 1999, period from April 1, 1997 to March 31, 1998, and from inception (January 28, 1987) to March 31, 1999.
     5. Statements of Stockholders' Equity (Deficit) for years ended March 31, 1987 through fiscal year ended March 31, 1999.
     6.   Notes to Financial Statements for March 31, 1999 and 1998.
     7.   Balance Sheet for quarter ended June 30, 1999.
     8. Statements of Operation for three months ended June 30, 1999 and 1998, and from inception (January 28, 1987) to June 30, 1999.
     9. Statement of Cash Flow for three months ended June 30, 1999 and 1998, and from inception (January 28, 1987) to June 30, 1999.
     10.  Notes to Financial Statements for three months ended June 30, 1999.


     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3              Articles of Incorporation for the Company
               By-laws of the Company


FORM 10-SB                  Vega-Atlantic Corporation              Page 35 of 37

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

4              Not Applicable

9              Not Applicable

10.1 Joint Venture Agreement between the Company and Geneva Resources, Inc. dated March 28, 1999

10.2           Technology Sub-License Agreement between Geneva Resources, Inc.
               and the Company dated March 18, 1999

10.3 Consulting Services and Management Agreement between Investor Communications International, Inc. and the Company dated April 1, 1999

11             Not Applicable

16             Not Applicable

21             Not Applicable

24             Not Applicable
--------------------------------------------------------------------------------

The following additional Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

99.1           BLM Claims Listing
--------------------------------------------------------------------------------


FORM 10-SB                Vega-Atlantic Corporation                Page 36 of 37

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                VEGA-ATLANTIC CORPORATION,
                                                a Colorado corporation


                                                By: /s/ Grant Atkins
                                                   -----------------------------
                                                   Grant Atkins , President



DATE:  October 19, 1999



FORM 10-SB                  Vega-Atlantic Corporation              Page 37 of 37

                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS

                             March 31, 1999 and 1998




                                TABLE OF CONTENTS
                                -----------------


                                                                          Page
                                                                          ----

Independent Auditors' Report                                               1

Balance Sheet                                                              2

Statements of Operations                                                   3

Statements of Cash Flows                                                   4

Statement of Stockholders' Equity                                        5 - 7

Notes to Financial Statements                                            8 - 13

                                               Johnson, Holscher & Company, P.C.
                                                    Certified Public Accountants


Stockholders and
  Board of Directors
Vega-Atlantic Corporation
Newport Beach, California



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the balance sheets of Vega-Atlantic Corporation (an exploration stage company) as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception (January 28, 1987) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Vega Atlantic Corporation for the period from inception (January 28,1987) to March 31, 1996 were audited by other auditors whose reports expressed an unqualified opinion on those statements.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Vega-Atlantic Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the period from inception (January 28, 1987) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues from operations, which raises substantial doubt about its ability to continue as a going concern. The Company has established a plan to continue operations through additional stock offerings and advances as outlined in Note 1. The financial statements do not include any adjustments that might result if management's plan is unsuccessful.



/s/ Johnson, Holscher & Company, P.C.
-------------------------------------
Johnson, Holscher & Company, P.C.
Greenwood Village, Colorado
October 7, 1999



Member of the American Institute of Certified Public Accountants
Member of the Private Companies Practice Section
Member of the SEC Practice Section
                                           5975 Greenwood Plaza Blvd., Suite 140
                                                    Greenwood Village, CO  80111
                                                                   (303)694-2727
                                                               Fax (303)694-3172


                                      VEGA-ATLANTIC CORPORATION
                                   (An Exploration Stage Company)
                                           Balance Sheets
                                       March 31, 1999 and 1998

                                                                           March 31,      March 31,
                                                                             1999           1998
                                                                          -----------    -----------
                                               ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                               $       279    $     1,159

OTHER
  Deposits                                                                        125            125
  Interest in unpatented mining claims                                           --             --
                                                                          -----------    -----------

      Total Assets                                                        $       404    $     1,284
                                                                          ===========    ===========


                                LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                                $    18,407    $    48,513
  Advances from related parties                                               197,492         82,692
  Notes payable - Technology sublicense                                       569,446           --
  Directors fees payable                                                       40,267         34,267
  Accrued interest payable                                                     31,840           --
                                                                          -----------    -----------

      Total Current Liabilities                                               857,452        165,472
                                                                          -----------    -----------

STOCKHOLDERS' EQUITY
  Preferred stock, no par value;
     20,000,000 shares authorized at March 31, 1999 and 1998;
     0 shares issued and outstanding at March 31, 1999 and 1998                  --             --
  Common stock $.00001 par value; 500,000,000 shares authorized as of
    March 31, 1999 and 1998; issued and outstanding at March 31, 1999 -
     17,585,000 shares and at March 31, 1998 -14,555,000 shares                   176            146
  Paid - in capital                                                         2,199,326      1,786,015
  Accumulated deficit through development stage                            (3,056,550)    (1,950,349)
                                                                          -----------    -----------

      Total Stockholders' Equity                                             (857,048)      (164,188)
                                                                          -----------    -----------

      Total Liabilities and Stockholders' Equity                          $       404    $     1,284
                                                                          ===========    ===========


              The accompanying notes are an integral part of the financial statements.

                                                  2

                                     VEGA-ATLANTIC CORPORATION
                                  (An Exploration Stage Company)
                                     Statements of Operations


                                                                                       Inception
                                                     Period from     Period from     (January 28,
                                                    April 1, 1998   April 1, 1997      1987) to
                                                     to March 31,    to March 31,      March 31,
                                                         1999            1998            1999
                                                     ------------    ------------    ------------
REVENUES
  Sales                                              $       --      $       --      $       --
                                                     ------------    ------------    ------------

      Total Revenues                                         --              --              --

COST OF SALES                                                --              --              --
                                                     ------------    ------------    ------------

      Gross Profit                                           --              --              --
                                                     ------------    ------------    ------------

OPERATING EXPENSES
  Overhead and administration                             300,000         613,000       1,475,082
  Research and development                                675,682            --           675,682
  Claims maintenance fees                                  50,704            --            50,704
  Legal and accounting                                     21,097          32,529          65,205
  Mining claims staking and mangement                       8,698          27,810          36,508
  Transfer agent fees                                       6,085           4,156          12,570
  Director's fees                                           6,000          10,500          28,500
  Other administrative costs                                4,831           8,122          32,596
  Consultants                                                --            15,841          81,076
  Printing and stationary                                    --               500          45,886
                                                     ------------    ------------    ------------

      Total Operating Expenses                          1,073,097         712,458       2,503,809
                                                     ------------    ------------    ------------

Loss from Continued Operations                         (1,073,097)       (712,458)     (2,503,809)
                                                     ------------    ------------    ------------

Discontinued Operations:
   Loss from discontinued operations of subsidiary
      Century Manufacturing, Inc.                            --              --          (100,010)

   Loss from Loan Advances to subsidiary, Century
      Manufacturing, Inc. written off                        --              --          (590,773)

   Gain on Disposal of subsidiary Century
      Manufacturing, Inc.                                    --              --           171,144
                                                     ------------    ------------    ------------

Net Loss from Discontinued Operations                        --              --          (519,639)
                                                     ------------    ------------    ------------

Net Loss from Operations                               (1,073,097)       (712,458)     (3,023,448)
                                                     ------------    ------------    ------------

OTHER INCOME (EXPENSE)
  Interest Income                                            --                 1               2
  Interest Expense                                        (33,104)           --           (33,104)
                                                     ------------    ------------    ------------

    Total Other Income (Expense)                          (33,104)              1         (33,102)
                                                     ------------    ------------    ------------

NET (LOSS)                                           $ (1,106,201)   $   (712,457)   $ (3,056,550)
                                                     ============    ============    ============


Earnings (Loss) Per Share - Basic                    $     (0.076)   $     (0.081)   $     (0.566)
                                                     ============    ============    ============


Weighted Average Number of
 Common Shares Outstanding                             14,600,890       8,749,995       5,403,358
                                                     ============    ============    ============


             The accompanying notes are an integral part of the financial statements.

                                                 3

                                     VEGA-ATLANTIC CORPORATION
                                   (A Development Stage Company)
                                     Statements of Cash Flows
                         Increase (Decrease) in Cash and Cash Equivalents

                                                                                       Inception
                                                        Period from    Period from    (January 28,
                                                       April 1, 1998  April 1, 1997     1987) to
                                                        to March 31,   to March 31,     March 31,
                                                            1999           1998           1999
                                                        -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                            $(1,106,201)   $  (712,457)   $(3,056,550)
  Adjustments to reconcile net (loss) to cash
    Changes in Assets and Liabilities
        Deposits                                               --             --             (125)
        Accounts payable                                    (30,106)        34,985         18,407
        Directors fees payable                                6,000         10,501         40,267
                                                        -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities       (1,130,307)      (666,971)    (2,998,001)
                                                        -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from affiliates - net                            114,800       (232,244)       197,492
  Stock issued for services                                    --             --            1,850
  Stock issued in repayment of advances                        --             --           50,000
  Stock issued in repayment of accounts payable               5,841           --            5,841
  Shareholcder forgiveness of accounts payable                 --             --           27,301
  Purchase of subsidiary                                       --             --         (100,000)
  Stock issued for technology / R & D expenses              107,500           --          107,500
  Notes payable issued for technology                       600,000           --          600,000
  Discount on technology notes for imputed interest         (31,818)          --          (31,818)
  Interest recognized through discount adjustment             1,264           --            1,264
  Accrued interest payable                                   31,840           --           31,840
  Sale of stock, net of offering costs                      300,000        900,000      2,107,010
                                                        -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities     1,129,427        667,756      2,998,280
                                                        -----------    -----------    -----------

Net increase in cash                                           (880)           785            279

Cash and cash equivalents -  Beginning of period              1,159            374           --
                                                        -----------    -----------    -----------

Cash and cash equivalents - End of period               $       279    $     1,159    $       279
                                                        ===========    ===========    ===========


NON-CASH ACTIVITIES
     During 1987, 1,500,000 shares of common stock were issued for services performed.
     During 1989, 8,500,000 shares of common stock were issued for services performed.
     During 1995, accounts payable of $27,301 to a shareholder were forgiven as part of a stock sale.
     During 1995, 10,000 shares of common stock were transferred from a shareholder to a consultant for services performed.
     During 1996, Century Manufacturing, Inc. was purchased for $100,000 through an advance from Century.
     During 1997, a $50,000 advance from an affiliate was repaid through issuance of stock.
     During 1997, Century Manufacturing, Inc. was sold to related parties in exchange for reductions in advances from those parties.
     During the 1999 fiscal year, the Company issued 500,000 common shares in exchange for mining claims.
     During the 1999 fiscal year, the Company entered into $600,000 of loan agreements in exchange for a technology sub-license.


             The accompanying notes are an integral part of the financial statements.

                                                 4

                                     VEGA-ATLANTIC CORPORATION

                                  (An Exploration Stage Company)
                                Statements of Stockholders' Equity



                                                                              Deficit
                                                                            Accumulated
                                             Common Stock                     During
                                        ----------------------   Paid - in  Development
                                           Shares      Amount     Capital      Stage        Total
                                           ------      ------     -------      -----        -----
Issued for services performed,
  February 25 ($.0125 per share)            20,000   $       1   $     249   $    --      $     250

Issued for services performed,
  February 25 ($.02 per share)               5,000        --           100        --            100

Issued for services performed,
  February 25 ($.0007 per share)           725,000           7         493        --            500

Net Loss, Year ended December 31, 1987        --          --          --        (8,791)      (8,791)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1987                 750,000           8         842      (8,791)      (7,941)

Net loss, Year ended December 31, 1988        --          --          --        (1,000)      (1,000)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1988                 750,000           8         842      (9,791)      (8,941)

Issued for services performed,
  July 20 ($.0002 per share)             4,250,000          42         958        --          1,000

Net loss, Year ended December 31, 1989        --          --          --        (2,700)      (2,700)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1989               5,000,000          50       1,800     (12,491)     (10,641)

Net loss, Year ended December 31, 1990        --          --          --          (875)        (875)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1990               5,000,000          50       1,800     (13,366)     (11,516)

Net loss, Year ended December 31, 1991        --          --          --        (2,900)      (2,900)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1991               5,000,000          50       1,800     (16,266)     (14,416)

Net loss, Year ended December 31, 1992        --          --          --        (1,235)      (1,235)
                                         ---------   ---------   ---------   ---------    ---------

Balance,  December 31, 1992              5,000,000          50       1,800     (17,501)     (15,651)

Net loss, Year ended December 31, 1993        --          --          --        (6,775)      (6,775)
                                         ---------   ---------   ---------   ---------    ---------

Balance,  December 31, 1993              5,000,000          50       1,800     (24,276)     (22,426)
                                         ---------   ---------   ---------   ---------    ---------

                                            (Continued)


             The accompanying notes are an integral part of the financial statements.

                                                 5


                                        VEGA-ATLANTIC CORPORATION
                                      (An Exploration Stage Company)
                                    Statements of Stockholders' Equity
                                                (Continued)

                                                                                       Deficit
                                                                                     Accumulated
                                             Common Stock                              During
                                        ----------------------          Paid - in    Development
                                           Shares         Amount         Capital        Stage          Total
                                           ------         ------         -------        -----          -----

Balance,  December 31, 1993                5,000,000             50          1,800       (24,276)       (22,426)

Net loss, Year ended December 31, 1994          --             --             --          (4,875)        (4,875)
                                         -----------    -----------    -----------   -----------    -----------

Balance, December 31, 1994                 5,000,000             50          1,800       (29,151)       (27,301)

Shareholder forgiveness of accounts
  payable, April 17, 1995                       --             --           27,301          --           27,301

Sale of stock, May 8, 1995                   100,000              1        101,999          --          102,000

Net loss, year ended December 31, 1995          --             --             --         (95,574)       (95,574)
                                         -----------    -----------    -----------   -----------    -----------

Balance, December 31, 1995                 5,100,000             51        131,100      (124,725)         6,426

Issuance of stock to purchase
  subsidiary, March 28, 1996               1,000,000             10           --            --               10

Net loss, quarter ended March 31, 1996          --             --             --         (23,357)       (23,357)
                                         -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1996                    6,100,000             61        131,100      (148,082)       (16,921)

Sale of Stock, May 6, 1996                    50,000              1         49,999                       50,000
Sale of Stock, May 8, 1996                   120,000              1        119,999                      120,000
Sale of Stock, May 13, 1996                   35,000                        35,000                       35,000
Sale of Stock, March 12, 1997              1,800,000             18        449,982                      450,000
Sale of Stock, April 15, 1997                250,000              3         49,997                       50,000

Issuance of Stock in repayment of
   Advances, March 12, 1997                  200,000              2         49,998                       50,000

Net loss, year ended March 31, 1997                                                   (1,089,810)    (1,089,810)
                                         -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1997                    8,555,000             86        886,075    (1,237,892)      (351,731)

Sale of Stock, March 13, 1998              3,000,000             30        449,970                      450,000
Sale of Stock, March 24, 1998              1,333,333             13        199,987                      200,000
Sale of Stock, March 25, 1998              1,306,667             13        195,987                      196,000
Sale of Stock, March 26, 1998                360,000              4         53,996                       54,000

Net loss, year ended March 31, 1998                                                     (712,457)      (712,457)
                                         -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1998                   14,555,000    $       146    $ 1,786,015   $(1,950,349)   $  (164,188)
                                         ===========    ===========    ===========   ===========    ===========


                  The accompanying notes are an integral part of the financial statements.

                                                      6

                                         VEGA-ATLANTIC CORPORATION
                                      (An Exploration Stage Company)
                                    Statements of Stockholders' Equity
                                                 (Continued)



                                                                                         Deficit
                                                                                       Accumulated
                                                  Common Stock                           During
                                            -------------------------     Paid - in    Development
                                               Shares         Amount       Capital        Stage           Total
                                               ------         ------       -------        -----           -----

Balance,  March 31, 1998                     14,555,000           146     1,786,015    (1,950,349)      (164,188)

Issuance of common shares in exchange            30,000          --           5,841          --            5,841
for accounts payable ($.00001
par per share, total $.195 per share

Issuance of common shares in exchange
for technology license agreement ($.00001
par per share, total $.07 per share           1,000,000            10        69,990          --           70,000

Issuance of common shares in exchange
for profit sharing interest($.00001 par
per share, total $.075 per share)               500,000             5        37,495          --           37,500

Issuance of SEC Reg D-504 common
shares for cash ($.00001 par per share,
total $.20 per share)                         1,500,000            15       299,985          --          300,000

Net loss, Year ended March 31, 1999                --            --            --      (1,106,201)    (1,106,201)
                                            -----------   -----------   -----------   -----------    -----------

Balance, March 31, 1999                      17,585,000   $       176   $ 2,199,326   $(3,056,550)   $  (857,048)
                                            ===========   ===========   ===========   ===========    ===========




                  The accompanying notes are an integral part of the financial statements.

                                                      7

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Vega-Atlantic Corporation (the Company) was incorporated on January 28, 1987 under the laws of the State of Colorado. The Company is an exploration stage company.

     During 1998 the Company exchanged 500,000 restricted common shares for a profit sharing interest in 213 unpatented lode-mining claims located in the State of Idaho. The exploration and development of these claims now represents the basis of the Company's operations.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Going Concern and Continued Operations
     --------------------------------------

     At March 31, 1999 and 1998, the Company has not generated significant revenues from operations. The Company's successful financial operations and movement into an operating basis are contingent on the development of the lode mining claims and the continuing ability of generating capital financing. The Company intends to finance operations for the next twelve months through the March 17, 1999 private placement discussed in Note 2, subsequent offerings and additional advances. The March 17, 1999 offering would generate approximately $300,000.

     Earnings Per Share
     ------------------

     As of March 31, 1999, there were no warrants or stock options granted that would affect the earnings per share calculation. The Company had notes payable that could be converted into 500,000 shares of common stock. The conversion of the notes would have an anti-dilutive effect, therefore, the Company has presented only the basic earnings per share calculation. The basic earnings per share calculation has been adjusted for the one for two reverse stock split occurring in 1995.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     During 1987 and 1989, the Company issued 10,000,000 shares of common stock to then officers and directors in exchange for services performed. Amounts representing the services were expensed in the years performed.

     Effective May 1, 1995, the Company adopted a reverse split of the outstanding shares of common stock. Authorized shares and par value remained unchanged.

     On May 8, 1995, the Company sold 100,000 shares of common stock for $102,000.

     On March 28, 1996, the Company acquired 100 percent of the issued and outstanding shares of Century Manufacturing, Inc., in exchange for the Company issuing 1,000,000 shares of common stock. The Company's shares were valued at par, or $10, and the Company gave up an additional $100,000 in cash in the transaction. The Company later transferred this ownership interest in Century with a related party in partial repayment of advances from the related party.

     On March 12, 1997, the Company issued 200,000 shares of common stock valued at $50,000 as partial repayment of an advance.

     On March 12, 1997 the, the Company issued 2,255,000 shares of common stock for $705,000 pursuant to a private placement offering.

     On March 26, 1998, the Company issued $6,000,000 shares of common stock for $900,000 pursuant to a private placement offering.

     In March 1998 the Company entered into an agreement to issue 15,000,000 restricted shares of common stock in exchange for the rights to 173 unpatented lode-mining claims located in Camas County, Idaho. The agreement was between Vega-Atlantic Corporation and Geneva Resources, Inc. ("Geneva") This agreement was subsequently rescinded and a subsequent joint venture agreement between the same two parties was signed in March of 1999 (Note
     3). The second agreement required the issuance of 500,000 common shares to Geneva.

     In January of 1999, the Company settled a $5,841 accounts payable balance with the issuance of 30,000 shares of common stock.

     Pursuant to a private placement memorandum dated March 17, 1999, the Company offered 3,000,000 shares of common stock at $.20 per share. This offering will be used for continued financing of the exploration, development and expansion programs currently being conducted on the Company's mining claims, for management consulting fees and to provide working capital. On March 31, 1999, the Company received payment for and issued 1,500,000 shares of the offering. As of the date of issuance of these statements, the remaining shares had not been subscribed.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY (Continued)

     On March 18, 1999, the Company also entered into a Technology Sub-License Agreement with Geneva and AuRIC Metallurgical Laboratories, Inc. ("AuRIC") (Note 4). This agreement required the issuance of 1,000,000 common shares to AuRIC and a $100,000 convertible note payable to Geneva. The shares issued to AuRIC were valued at a 50% discount of the trading value as of the date of issuance, or $70,000.

     On March 28, 1999, the Company entered into a Joint Venture Agreement with Geneva (Note 3). This agreement required the issuance of 500,000 common shares to Geneva.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

NOTE 3: INVESTMENT IN PROFIT SHARING INTEREST

     On March 28,1999, Geneva Resources, Inc. entered into a profit sharing agreement with the Company. Under terms of the agreement, Geneva received 500,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its invested capital, the profit distribution will be 51% to the Company and 49% to Geneva Resources, Inc. There are 213 unpatented lode-mining claims that form the subject of this arrangement known as the Vega Claims. As of March 31, 1999 there were no jointly controlled assets pursuant to the agreement.

     The Company now owns a profit sharing interest in 213 unpatented lode-mining claims. As the 500,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at 50% of the trading value as of the date of issuance, $37,500. This profit sharing interest has been included as a research and development expense for the year ended March 31, 1999.

     As the lode mining claims are developed, the equity method of accounting will be utilized to account for the joint venture agreement with Geneva. The Company will have majority accounting control over the development of the claims. As of March 31, 1999, no profit had been generated by the development of the claims.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 4: TECHNOLOGY SUBLICENSE AGREEMENT

     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by AuRIC Metallurgical Laboratories, Inc. ("AuRIC"). This sub-license is for non-exclusive use in the Company's Vega Claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement, the Company issued a $100,000 convertible promissory note to Geneva Resources, Inc. and the Company also issued 1,000,000 restricted common shares to AuRIC. The promissory note bears interest at 8% per annum and is convertible into 500,000 common shares at the sole option of the payee at any time after October 15, 1999. Pursuant to the same agreement the Company also issued non-convertible promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. As these notes bear interest below market value, the Company has used an imputed interest rate of 10%. The imputed value of these notes at issuance was $234,091 to each company.

     As of March 31, 1999 the promissory notes and common stock have been issued to the various parties, however, the related technology has not been transferred. These promissory notes become due and payable upon the transfer of the technology. Transfer of the technology will occur after completion of pilot scale testing. The technology is scheduled for transfer during 1999. The Company has expensed the amounts paid pursuant to the agreement as research and development expense

NOTE 5: ADVANCES AND NOTES PAYABLE

     Advances and Notes Payable are comprised of the following:

     Advances
     --------

                                                       1999         1998
                                                       ----         ----
      Investor Communications Int'l, Inc.            $ 10,400     $  8,100
      Tri-Star Financial Services, Inc.               140,918       36,918
      Amero-can Marketing, Inc.                        32,710       24,210
      Newport Capital Corporation                      13,464       13,464
                                                     --------     --------
      Total Advances                                 $197,492     $ 82,692
                                                     ========     ========


     All advances are payable on demand and bear 10% simple interest. There is $31,298 of accrued interest on the advances as of March 31, 1999.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 5: ADVANCES AND NOTES PAYABLE (Continued)

     Notes Payable
     -------------

     To Geneva Resources, Inc., bearing interest at 8% per annum.
     The note is convertible  into 500,000 shares of common stock at the sole  option of the holder at any time after  October
     15, 1999. The note is payable on demand.                      $    100,000

     To AuRIC Metallurgical  Laboratories,  LLC, bearing interest at 3% per annum,  simple  interest  on the  average  monthly balance  outstanding.  The note is dated  March 18, 1999 and
     has no stated maturity date.                                  $    250,000

     Discount  on AuRic  note  payable to imput  interest  at 10%       (15,277)

     To Geneva Resources, Inc., bearing interest at 3% per annum, simple interest on the average monthly balance  outstanding.
     The note is dated March 18, 1999 and has no stated  maturity
     date.                                                              250,000

     Discount on Geneva note payable to imput interest at 10%           (15,277)
                                                                   ------------
     Total Notes Payable                                           $    569,446
                                                                   ============


     Accrued interest on the notes payable as of March 31, 1999 amounted to $542. The Company has also recognized an additional $1,264 of imputed interest on the notes as of March 31, 1999.

NOTE 6: INCOME TAXES

     The Company has incurred financial losses for each year since inception. At March 31, 1998 and 1999, the Company had accumulated losses of $1,950,549 and $2,954,050, respectively. As a result of these operating loss carry forwards, the Company generated deferred tax assets of approximately $663,119 and $995,586, respectively, which expire between the years 1998 and 2008. The Company had $8,791 of previously incurred losses that could not be carried over to 1999. Deferred tax assets resulting from these carryforwards were as follows:

                                                           1998         1999
                                                           ----         ----
          Deferred tax assets                           $ 663,119    $ 995,586
          Less:  Valuation allowance                     (663,119)    (995,586)
                                                                     ---------
                                                        $     -0-    $     -0-
                                                        =========    =========


NOTE 7: RELATED PARTY TRANSACTIONS

     The Company and its subsidiary have had various transactions with related parties which have been recorded in the financial statements. These transactions have resulted primarily in notes or advances payable to the various related parties.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 8: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Investor Communications International, Inc. ("Investor Communications") to provide management of the day-to-day operations of the Company. The management services agreement requires an average monthly payment of $75,000 for services rendered. This contract runs from April 1, 1999 through September 30, 2000.

     The sole director and officer of the Company is a part of the management team provided by Investor Communications.

                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                                  June 30, 1999




                                TABLE OF CONTENTS
                                -----------------


                                                                          Page
                                                                          ----

Table of Contents                                                          14

Balance Sheet                                                              15

Statements of Operations                                                   16

Statements of Cash Flows                                                   17

Notes to Financial Statements                                            18 - 23

                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)
                                  Balance Sheet
                                                                      June 30,
                                                                        1999
                                                                    -----------
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                         $     1,040

OTHER
  Deposits                                                                  125
  Interest in unpatented mining claims                                     --
                                                                    -----------

      Total Assets                                                  $     1,165
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                          $    21,141
  Advances from related parties                                         443,542
  Notes payable - Technology sublicense                                 478,196
  Directors fees payable                                                 41,767
  Accrued interest payable                                               46,644
                                                                    -----------

      Total Current Liabilities                                       1,031,290
                                                                    -----------

STOCKHOLDERS' EQUITY
  Preferred stock, no par value;
     20,000,000 shares authorized at June 30,1999;
     0 shares issued and outstanding at June 30, 1999                      --
  Common stock $.00001 par value;
     500,000,000 shares authorized at June 30, 1999;
     17,585,000 shares issued and outstanding at June 30, 1999              181
  Paid - in capital                                                   2,234,321
  Accumulated deficit through development stage                      (3,264,627)
                                                                    -----------

      Total Stockholders' Equity                                     (1,030,125)
                                                                    -----------

      Total Liabilities and Stockholders' Equity                    $     1,165
                                                                    ===========

    The accompanying notes are an integral part of the financial statements.



                                     VEGA-ATLANTIC CORPORATION
                                  (An Exploration Stage Company)
                                     Statements of Operations

                                                                                      Inception
                                                                                     (January 28,
                                                                                       1987) to
                                                    For the 3 Months Ended June 30,    June 30,
                                                         1999            1998            1999
                                                     ------------    ------------    ------------
REVENUES
  Sales                                              $       --      $       --      $       --
                                                     ------------    ------------    ------------

      Total Revenues                                         --              --              --

COST OF SALES                                                --              --              --
                                                     ------------    ------------    ------------

      Gross Profit                                           --              --              --
                                                     ------------    ------------    ------------

OPERATING EXPENSES
  Overhead and administration                             242,550          75,000       1,717,632
  Research and development                                   --              --           675,682
  Claims maintenance fees                                    --            29,404          50,704
  Legal and accounting                                      3,565          10,508          68,770
  Mining claims staking and mangement                        --             8,698          36,508
  Transfer agent fees                                         220           6,867          12,790
  Director's fees                                           1,500           1,500          30,000
  Other administrative costs                                1,688           3,259          34,284
  Consultants                                                --              --            81,076
  Printing and stationary                                    --             4,008          45,886
                                                     ------------    ------------    ------------

      Total Operating Expenses                            249,523         139,244       2,753,332
                                                     ------------    ------------    ------------

Loss from Continued Operations                           (249,523)       (139,244)     (2,753,332)
                                                     ------------    ------------    ------------

Discontinued Operations:
   Loss from discontinued operations of subsidiary
      Century Manufacturing, Inc.                            --              --          (100,010)

   Loss from Loan Advances to subsidiary, Century
      Manufacturing, Inc. written off                        --              --          (590,773)

   Gain on Disposal of subsidiary Century
      Manufacturing, Inc.                                    --              --           171,144
                                                     ------------    ------------    ------------

Net Loss from Discontinued Operations                        --              --          (519,639)
                                                     ------------    ------------    ------------

Net Loss from Operations                                 (249,523)       (139,244)     (3,272,971)
                                                     ------------    ------------    ------------

OTHER INCOME (EXPENSE)
  Interest Income                                            --              --                 2
  Interest Expense                                        (23,554)         (4,784)        (56,658)
                                                     ------------    ------------    ------------

    Total Other Income (Expense)                          (23,554)         (4,784)        (56,656)
                                                     ------------    ------------    ------------

NET (LOSS)                                           $   (273,077)   $   (144,028)   $ (3,329,627)
                                                     ============    ============    ============


Earnings (Loss) Per Share - Basic                    $     (0.016)   $     (0.010)   $     (0.593)
                                                     ============    ============    ============


Weighted Average Number of
 Common Shares Outstanding                             17,585,000      14,555,000       5,618,981
                                                     ============    ============    ============

             The accompanying notes are an integral part of the financial statements.

                                                16


                                     VEGA-ATLANTIC CORPORATION
                                   (A Development Stage Company)
                                     Statements of Cash Flows
                         Increase (Decrease) in Cash and Cash Equivalents

                                                                                       Inception
                                                                                      (January 28,
                                                                                        1987) to
                                                      For the 3 Months Ended June 30,   June 30,
                                                            1999           1998           1999
                                                        -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                            $  (273,077)   $  (144,028)   $(3,329,627)
  Adjustments to reconcile net (loss) to cash
    Changes in Assets and Liabilities
        Deposits                                               --             --             (125)
        Accounts payable                                      2,734        (25,203)        21,141
        Directors fees payable                                1,500          1,500         41,767
                                                        -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities         (268,843)      (167,731)    (3,266,844)
                                                        -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from affiliates - net                            246,050        163,500        443,542
  Stock issued for services                                    --             --            1,850
  Stock issued in repayment of advances                        --             --           50,000
  Stock issued  in repayment of accounts payable               --             --            5,841
  Shareholder forgiveness of accounts payable                  --             --           27,301
  Purchase of subsidiary                                       --             --         (100,000)
  Stock issued for technology                                  --             --          107,500
  Notes payable issued for technology                          --             --          600,000
  Discount on technology notes for imputed interest            --             --          (31,818)
  Interest recognized through discount adjustment             8,750           --           10,014
  Accrued interest payable                                   14,804          4,784         46,644
  Sale of stock, net of offering costs                         --             --        2,107,010
                                                        -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities       269,604        168,284      3,267,884
                                                        -----------    -----------    -----------

Net increase in cash                                            761            553          1,040

Cash and cash equivalents -  Beginning of period                279          1,159           --
                                                        -----------    -----------    -----------

Cash and cash equivalents - End of period               $     1,040    $     1,712    $     1,040
                                                        ===========    ===========    ===========


NON-CASH ACTIVITIES

During 1987, 1,500,000 shares of common stock were issued for services performed.
During 1989, 8,500,000 shares of common stock were issued for services performed.
During 1995, accounts payable of $27,301 to a shareholder were forgiven as part of a stock sale.
During 1995, 10,000 shares of common stock were transferred from a shareholder to a consultant for services performed.
During 1996, Century Manufacturing, Inc. was purchased for $100,000 through an advance from Century.
During 1997, a $50,000 advance from an affiliate was repaid through issuance of stock.
During 1997, Century Manufacturing, Inc. was sold to related parties in exchange for reductions in advances from those parties.
During the 1999 fiscal year, the Company issued 15,000,000 common shares in exchange for mining claims.
During the 1999 fiscal year, the Company entered into $600,000 of loan agreements in exchange for a technology sub-license.

The Company has accrued interest expense of $46,644 on advances and notes, has recognized an additional
 $10,014 of interest through discount adjustments and has paid interest of $0.


             The accompanying notes are an integral part of the financial statements.

                                                17

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Vega-Atlantic Corporation (the Company) was incorporated on January 28, 1987 under the laws of the State of Colorado. The Company is an exploration stage company.

     During 1998 the Company exchanged 500,000 restricted common shares for a profit sharing interest in 213 unpatented lode-mining claims located in the State of Idaho. The exploration and development of these claims now represents the basis of the Company's operations.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Going Concern and Continued Operations
     --------------------------------------

     As of June 30,1999, the Company has not generated significant revenues from operations. The Company's successful financial operations and movement into an operating basis are contingent on the development of the lode mining claims and the continuing ability of generating capital financing. The Company intends to finance operations for the next twelve months through the March 17, 1999 private placement discussed in Note 2, subsequent offerings and additional advances. The March 17, 1999 offering would generate approximately $300,000.

     Earnings Per Share
     ------------------

     As of June 30, 1999, there were no warrants or stock options granted that would affect the earnings per share calculation. The Company had notes payable that could be converted into 500,000 shares of common stock. The conversion of the notes would have an anti-dilutive effect, therefore, the Company has presented only the basic earnings per share calculation. The basic earnings per share calculation has been adjusted for the one for two reverse stock split occurring in 1995.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     During 1987 and 1989, the Company issued 10,000,000 shares of common stock to then officers and directors in exchange for services performed. Amounts representing the services were expensed in the years performed.

     Effective May 1, 1995, the Company adopted a reverse split of the outstanding shares of common stock. Authorized shares and par value remained unchanged.

     On May 8, 1995, the Company sold 100,000 shares of common stock for $102,000.

     On March 28, 1996, the Company acquired 100 percent of the issued and outstanding shares of Century Manufacturing, Inc., in exchange for the Company issuing 1,000,000 shares of common stock. The Company's shares were valued at par, or $10, and the Company gave up an additional $100,000 in cash in the transaction. The Company later transferred this ownership interest in Century with a related party in partial repayment of advances from the related party.

     On March 12, 1997, the Company issued 200,000 shares of common stock as partial repayment of an advance.

     On March 12, 1997, the Company issued 2,255,000 shares of common stock for $705,000 pursuant to a private placement offering.

     On March 26,1998, the Company issued $6,000,000 shares of common stock for $900,000 pursuant to a private placement offering.

     In March 1998 the Company entered into an agreement to issue 15,000,000 restricted shares of common stock in exchange for the rights to 173 unpatented lode-mining claims located in Camas County, Idaho. The agreement was between Vega-Atlantic Corporation and Geneva Resources, Inc. ("Geneva"). This agreement was subsequently rescinded and a subsequent joint venture agreement between the same two parties was signed March 28,1999 (Note 3). The second agreement required the issuance of 500,000 common shares to Geneva.

     In January of 1999, the Company settled a $5,841 accounts payable balance with the issuance of 30,000 shares of common stock.

     Pursuant to a private placement memorandum dated March 17, 1999, the Company offered 3,000,000 shares of common stock at $.20 per share. This offering will be used for continued financing of the exploration, development and expansion programs currently being conducted on the Company's mining claims, for management consulting fees and to provide working capital. As of March 31, 1999, the Company had received payment for 1,500,000 shares of the offering. As of the date of the issuance of these statements, the remaining shares had not been subscribed.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY (Continued)

     On March 18,1999, the Company also entered into a Technology Sub-License Agreement with Geneva and AuRIC Metallurgical Laboratories, Inc. ("AuRIC") (Note 4). This agreement required the issuance of 1,000,000 common shares to AuRIC and a $100,000 convertible note payable to Geneva. The shares were valued at a 50% discount of the trading value as of the date of issuance, or $70,000.

     On March 28, 1999, the Company entered into a Joint Venture Agreement with Geneva (Note 3). This agreement required the issuance of 500,000 common shares to Geneva.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

NOTE 3: INVESTMENT IN PROFIT SHARING INTEREST

     On March 28,1999, Geneva Resources, Inc. entered into a profit sharing agreement with the Company. Under terms of the agreement, Geneva received 500,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its invested capital, the profit distribution will be 51% to the Company and 49% to Geneva Resources, Inc. There are 213 unpatented lode-mining claims that form the subject of this arrangement known as the Vega Claims. As of March 31, 1999 there were no jointly controlled assets pursuant to the agreement.

     The Company now owns a profit sharing interest in 213 unpatented lode-mining claims. As the 500,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at 50% of the trading value as of the date of issuance, $37,500. The profit sharing interest was recorded as a research and development expense for the year ended March 31, 1999.

     As the lode mining claims are developed, the equity method of accounting will be utilized to account for the joint venture agreement with Geneva. The Company will have majority accounting control over the development of the claims. As of March 31, 1999, no profit had been generated by the development of the claims.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 4: TECHNOLOGY SUBLICENSE AGREEMENT

     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by AuRIC Metallurgical Laboratories, Inc. ("AuRIC"). This sub-license is for non-exclusive use in the Company's Vega Claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement, the Company issued a $100,000 convertible promissory note to Geneva Resources, Inc. and the Company also issued 1,000,000 restricted common shares to AuRIC. The promissory note bears interest at 8% per annum and is convertible into 500,0000 common shares at the sole option of the holder at any time after October 15, 1999. Pursuant to the same agreement the Company also issued non-convertible promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. As these notes bear interest below market value, the Company has used an imputed interest rate of 10%. The imputed value of these notes at issuance was $234,091 to each company.


     As of June 30, 1999 the promissory notes and common stock have been issued to the various parties, however, the related technology has not been transferred. These promissory notes become due and payable upon the transfer of the technology. Transfer of the technology will occur after completion of pilot scale testing. The technology is scheduled for transfer during 1999. The Company has expensed the amounts paid pursuant to the agreement as research and development expense

NOTE 5: ADVANCES AND NOTES PAYABLE

     Advances and Notes Payable are comprised of the following:

     Advances
     --------

                                                                    1999
                                                                    ----
      Investor Communications Int'l, Inc. ................        $255,950
      Tri-Star Financial Services, Inc. ..................         141,418
      Amero-can Marketing, Inc. ..........................          32,710
      Newport Capital Corporation ........................          13,464
                                                                  --------
      Total Advances .....................................        $443,542
                                                                  ========


     All advances are payable on demand and bear 10% simple interest. There is $40,073 of accrued interest on the advances as of June 30,1999.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 5: ADVANCES AND NOTES PAYABLE (Continued)

     Notes Payable
     -------------

     To Geneva Resources,  Inc. bearing interest at 8% per annum.
     The note is  convertible  into 500,000 shares of common tock at the sole  option of the holder at any time after  October
     15, 1999. The note is payable on demand.                       $   100,000

     To AuRIC Metallurgical  Laboratories,  LLC, bearing interest at 3% per annum,  simple  interest  on the  average  monthly balance  outstanding.  The note is dated  March 18, 1999 and
     has no stated maturity date.                                       250,000

     Discount on AuRic note payable to imput interest at 10%            (10,902)

     To Geneva Resources, Inc., bearing interest at 3% per annum, simple interest on the average monthly balance  outstanding.
     The note is dated March 18, 1999 and has no stated  maturity
     date.                                                              250,000

     Discount on Geneva note payable to imput interest at 10%           (10,902)
                                                                    -----------
     Total Notes Payable                                            $   578,196
                                                                    ===========


     Accrued interest on the notes payable as of June 30, 1999 amounted to $6,571. The Company has also recognized an additional $10,014 of imputed interest on the notes as of June 30, 1999.

NOTE 6: INCOME TAXES

     The Company has incurred financial losses for each year since inception. At March 31, 1998 and 1999, the Company had accumulated losses of $1,950,349 and $2,954,050, respectively. As a result of these operating loss carry forwards, the Company generated deferred tax assets of approximately $663,119 and $995,586, respectively, which expire between the years 1998 and 2008. The Company had $8,791 of previously incurred losses that could not be carried over to 1999. Deferred tax assets resulting from these carryforwards were as follows:

                                                          1998         1999
                                                          ----         ----
          Deferred tax assets                          $ 663,119    $ 995,586
          Less:  Valuation allowance                    (663,119)    (995,586)
                                                       ---------    ---------
                                                       $     -0-    $     -0-
                                                       =========    =========


NOTE 7: RELATED PARTY TRANSACTIONS

     The Company and its subsidiary have had various transactions with related parties, which have been recorded in the financial statements. These transactions have resulted primarily in notes or advances payable to the various related parties.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------


NOTE 8: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Investor Communications International, Inc. ("Investor Communications") to provide management of the day-to-day operations of the Company. The management services agreement requires an average monthly payment of $75,000 for services rendered. This contract runs from April 1, 1999 through September 30, 2000.

     The sole director and officer of the Company is a part of the management team provided by Investor Communications.